As filed with the Securities and Exchange Commission on July 8, 2005

Registration No. 333-114303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective AMENDMENT NO. 1 to Form SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Validian Corporation

(Name of small business issuer as specified in its charter)

Nevada	**7372**	**58-2541997**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

30 Metcalfe Street, Suite 620
Ottawa, Ontario, Canada K1P 5L4
(613) 230-7211

(Address and telephone number of principal executive offices)

Copies of communications to:

Bruce Benn **President and Chief Executive Officer** **30 Metcalfe Street, Suite 620** **Ottawa, Ontario, Canada K1P 5L4** **(613) 230-7211** **Telecopy: (613) 230-6055** *(Name, address and telephone number of agent for service)*	**William L. Boeing, Esq.** **Haynes and Boone, LLP** **2505 N. Plano Road, Suite 4000** **Richardson, Texas 75082** **(972) 680-7550** **Telecopy: (972) 680-7551**

Approximate date of proposed sale to public: From time to time after the effectiveness of this registration statement, as determined by the selling stockholder.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___________________________

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated July ___, 2005

PROSPECTUS

10,591,250 Shares

VALIDIAN CORPORATION

Common Stock

This prospectus covers the resale of a total of 10,591,250 shares of our common stock being offered by the selling stockholders. Of the shares covered by this prospectus, up to 6,500,000 shares are issuable to the selling stockholders upon the conversion of convertible debentures and up to 4,091,250 shares are issuable upon exercise of warrants issued to the selling stockholders. As of June 30, 2005, we have issued an aggregate of 3,640,805 shares of common stock upon the conversion of the convertible debentures and interest thereon. None of the warrants issued to the selling stockholders have been exercised to date. We will not receive any proceeds from sales of shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board, under the symbol "VLDI". There is currently only a limited trading market in our common stock, and we do not know whether an active trading market will develop. On June 30, 2005, the last reported sale price for the common stock was $0.57 per share.

—————————————————————

Investing in our common stock involves a high degree of risk.
See the section entitled "Risk Factors," beginning on page 6.

—————————————————————

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus in not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

—————————————————————

The date of this prospectus is July ___, 2005.

TABLE OF CONTENTS

You should rely only on information contained in this document or to which we have referred you. Neither we nor the selling stockholders have authorized anyone to provide you with different or additional information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. You should not assume that the information in the prospectus, or incorporated herein by reference, or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

FORWARD LOOKING STATEMENTS

We caution readers that certain important factors may affect our actual results and could cause these results to differ materially from any forward-looking statements that we make in this prospectus. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. This prospectus contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations with respect to many things. Some of these things are:

- trends affecting our financial condition or results of operations for our limited history;

- our business and growth strategies;

- our technology;

- the Internet; and

- our financing plans.

We caution readers that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. In fact, actual results most likely will differ materially from those projected in the forward-looking statements as a result of various factors. Some factors that could adversely affect actual results and performance include:

- our limited operating history;

- our lack of sales to date;

- our future requirements for additional capital funding;

- the failure of our technology and products to perform as specified;

- the discontinuation of growth in the use of the Internet;

- the enactment of new adverse government regulations; and

- the development of better technology and products by others.

The information contained in the following sections of this prospectus identify important additional factors that could materially adversely affect actual results and performance:

- "Risk Factors";

- "Business"; and

- "Management's Discussion and Analysis or Plan of Operation."

You should carefully consider and evaluate all of these factors. In addition, we do not undertake to update forward-looking statements after we file this report with the SEC, even if new information, future events or other circumstances have made them incorrect or misleading.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including "Risk Factors" on page 6 and our financial statements and the notes to those financial statements contained elsewhere in this prospectus.

The Company

We provide software products to assist public and private enterprises address the increasingly complex issues surrounding application security. Using our tools, customers can facilitate secure communication and implement a strong security infrastructure.

Our technology is based upon our intellectual property and was used to develop our products. Our intellectual property includes an addressing scheme, an authentication process and a key exchange process for all parties to a communication, thus offering an authentication model for secure data exchanges.

Our business strategy is to license our technology either directly or through distribution channels to medium to large organizations including corporate information technology departments and independent software vendors and developers.

As of December 31, 2004, we had thirteen full-time employees and contractual personnel, including three executive officers, six sales and marketing staff, two product development personnel, and two in administration. In addition, we contract with an independent software development group in Europe, who had twenty-seven individuals deployed to our contract on a full-time basis as of December 31, 2004.

We have initiated a marketing program in North America to bring our products to the marketplace. The direct sales division makes presentations to organizations based on leads generated through existing contacts of management and sales representatives, at e-commerce and computer security trade shows, and through presentations in technical seminars attended by personnel with a mandate for application security. The channel sales division partners us with value-added resellers ("VAR"), independent marketing reps ("IMR"), system integrators ("SI"), independent software vendors ("ISV") and application service providers ("ASP"). We currently have agreements with distribution partners in the U.S., Canada and Mexico.

During the year ended December 31, 2004, we utilized the services of industry specialists in the health care, government and supply chain management sectors to identity specific areas and a limited number of corporations where our products would facilitate secure communication and the implementation of a strong security infrastructure with ease of deployment and management.

Sales cycles for our products are expected to be from four to eight months. The territory where most potential clients reside is expected to be North America, Europe and Asia Pacific.

Currently we offer three products:

Application Security Infrastructure ("ASI"). Our ASI is an application security framework for securing data transport between distributed applications and Web services. ASI is specifically designed for distributed applications and distributed networks. It automatically manages all critical security functions for any application, including authentication, encryption, key generation, key distribution, addressing and data transport. ASI delivers messages and files to, and only to, the target destination, and data never travels "in the clear" at any time between applications.

Flash Communicator (FC). Our Flash Communicator (FC) product provides a strong level of security for instant communication and file exchange between authenticated parties. FC creates "gated communities" of authenticated users. It offers real-time tools for collaboration between individuals and groups. FC performs encryption of both messages and attachments within its own operation, so that data never travels "in the clear" at any point in time. Within a FC exchange, all participants are authenticated and messages and large files of most types, including video and audio files, can be transferred encrypted. We believe that FC is currently the only secure instant messenger residing entirely on USB flash memory devices: the Validian "Flash Communicator(TM). FC operates over Validian's Application Security Infrastructure (ASI) and benefits from all the security features of ASI.

Software Development Kit ("SDK"). We provide a SDK, for rapidly and simply securing data transport between applications through ASI. The SDK includes a complete, integrated and built-in set of control, transport and security features, which are automatically inherited by any applications linked to ASI through the SDK. Application developers who use the Validian SDK do not have to learn and master any of the various transport and security products or mechanisms to implement security on their applications. The SDK is offered free of charge to qualified developers and system integrators.

We maintain our principal executive offices at 30 Metcalfe Street, Suite 620, Ottawa, Ontario Canada K1P 5L4, telephone (613) 230-7211.

The Offering

Common Stock Offered by the Company .... None.

Common Stock Offered by the Selling
    Stockholders .... 10,591,250 shares, including up to 6,500,000 shares of common stock issuable upon the conversion of convertible debentures and up to 4,091,250 shares of common stock issuable upon the exercise of outstanding warrants.

Common Stock

    Outstanding as of June 30, 2005 .... 31,593,019 shares.

    Outstanding After this Offering .... 34,806,519 shares, including up to 486,000 shares of common stock covered by this prospectus that are issuable upon the conversion of convertible debentures outstanding as of June 30, 2005 including interest thereon accrued to maturity and up to 2,727,500 shares of common stock covered by this prospectus that are issuable upon the exercise of warrants issued to the selling stockholders and outstanding as of June 30, 2005.

    Common Stock Reserved .... 4,877,302 shares issuable upon exercise of options that have been granted, 2,122,698 shares issuable upon exercise of additional options that may be granted under our stock option plans, 12,691,833 shares issuable upon exercise of outstanding warrants and approximately 486,000 shares issuable upon conversion of convertible debentures outstanding as of June 30, 2005 including interest thereon accrued to maturity..

Other Resale Prospectus

We concurrently registered the resale of 10,579,999 shares of our common stock by certain stockholders pursuant to a separate prospectus contained in a Registration Statement on Form SB-2, as amended (Registration No. 333-114289). This prospectus relates only to the resale of common stock by the selling stockholders named in this prospectus.

Risk Factors

We urge you to read the "Risk Factors" section beginning on page 6 of this prospectus so that you understand the risks associated with an investment in our common stock.

Summary Financial Data

The summary financial data set forth below with respect to our consolidated statements of operations and cash flows for the three month periods ended March 31, 2005 and 2004 and each of the two fiscal years in the period ended December 31, 2004 and with respect to the consolidated balance sheets at March 31, 2005 and at December 31, 2004 and 2003 are derived from, and should be read in conjunction with, our interim consolidated condensed financial statements and the notes thereto, and our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31		Years Ended December 31	
Operations Data	**2005**	**2004**	**2004**	**2003**
Selling, general and administrative	$509,773	$578,241	$3,058,649	$1,752,725
Research and development	322,849	222,299	1,234,042	997,822
Depreciation of property and equipment	21,866	1,864	46,231	4,333
Write-off of prepaid services	--	322,494	322,494	174,375
Write-off of deferred consulting services	--	1,048,100	1,048,100	--
Other expenses, net	362,149	528,834	2,307,650	72,645
Net loss	$1,216,637	$2,701,832	$8,017,166	$3,001,900

	Three Months Ended March 31		Years Ended December 31	
Cash Flow Data	**2005**	**2004**	**2004**	**2003**
Net cash used in operating activities	$(864,672)	$(974,316)	$(4,323,111)	$(955,256)
Net cash used in investing activities	(19,299)	(14,144)	(161,749)	(3,674)
Net cash provided by financing activities	(833)	6,856,148	6,686,412	1,348,703
Net increase in cash and cash equivalents	$(884,804)	$5,867,688	$2,201,552	$ 389,773

	At March 31	At December 31	
Balance Sheet Data	**2005**	**2005**	**2004**
Cash	$1,863,171	$2,747,975	$546,423
Total current assets	2,153,805	3,031,943	1,182,383
Property and equipment	136,883	139,450	9,166
Deferred financing costs	92,125	281,224	491,450
Deferred consulting services	140,977	171,187	1,393,873
Total assets	2,523,790	3,623,804	3,076,872
Total current liabilities	752,807	1,041,196	1,295,785
Capital lease obligation	9,254	10,239	--
Stockholders' equity	1,761,729	2,572,369	1,781,087

RISK FACTORS

There are many risks that may affect your investment in our common stock, including those described below. You should carefully consider these risk factors together with all of the other information. If any of these or other risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially adversely affected and you may lose all or part of your investment.

Risks relating to our business

We are a development stage company, and our limited operating history makes evaluating our business and prospects difficult.

We are a development stage company, and our limited operating history makes it difficult to evaluate our current business and prospects or to accurately predict our future revenues or results of operations. The commercial acceptance of our products is unproven and therefore we may not be able to generate a sufficient number of revenue-paying customers to sustain operations. Our revenue and income potential are unproven, and our business plan is constantly evolving. The Internet is constantly changing and software technology is constantly improving, therefore we may need to continue to modify our business plan to adapt to these changes. As a result of our being in the early stages of development, particularly in the emerging technology industry, we are more vulnerable to risks, uncertainties, expenses and difficulties than more established companies. As a result, we may never achieve profitability and we may not be able to continue operations if we cannot successfully address the risks associated with early stage development companies in emerging technologies.

We have a history of operating losses and we anticipate losses and negative cash flow for the foreseeable future. Unless we are able to generate profits and positive cash flow we may not be able to continue operations.

We incurred a net loss of $1,216,637 and negative cash flow from operations of $864,672 during the three months ended March 31, 2005, and a net loss of $8,017,166 and negative cash flow from operations of $4,323,111 during the year ended December 31, 2004. During the year ended December 31, 2003, we incurred a net loss of $3,001,900 and negative cash flow from operations of $955,256. We expect operating losses and negative cash flow from operations to continue for the foreseeable future.

We will need to generate significant revenues to achieve profitability. Consequently, we may never achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve or sustain profitability in the future, we may be unable to continue our operations.

Our auditors have drawn readers' attention to the uncertainty of our ability to continue as a going concern.

Our independent certified public accountants have added an explanatory paragraph to their audit opinion issued in connection with our consolidated financial statements. It states that our ability to continue as a going concern is uncertain due to our history of operating losses and difficulty in generating operating cash flows. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments might include changes in the possible future recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

We will require additional capital to proceed with our business plan. If we are unable to obtain such capital we will be unable to proceed with our business plan and we will be forced to limit or curtail our operations.

We will require additional working capital to proceed with our business plan. For a discussion of our capital requirements, see the disclosure in "Management's Discussion and Analysis or Plan of Operation—Plan of Operations." We do not currently have a commitment from any third party to provide financing and may be unable to obtain financing on reasonable terms or at all. Furthermore, if we raise additional working capital through equity, our stockholders will experience dilution. If we are unable to raise additional financing as required, we will be unable to grow or maintain our current level of business operations and, in fact, we will be forced to limit or curtail our operations.

The loss of any of our key personnel would likely have an adverse effect on our business.

Our future success depends, to a significant extent, on the continued services of our key personnel. Our loss of any of these key persons most likely would have an adverse effect on our business. Competition for personnel throughout the industry is intense and we may be unable to retain our current personnel or attract, integrate or retain other highly qualified personnel in the future. If we do not succeed in retaining our current personnel or in attracting and motivating new personnel, our business could be materially adversely affected.

The business environment is highly competitive and, if we do not compete effectively, we may experience material adverse effects on our operations.

The market for Internet security products and services is intensely competitive and we expect competition to increase in the future. We compete with large and small companies that provide products and services that are similar to some aspects of our security services. Our competitors may develop new technologies in the future that are perceived as being more secure, effective or cost efficient than the technology underlying our security services. In particular, the Internet security market has historically been characterized by low financial entry barriers.

Some of our competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we will. We believe that there may be increasing consolidation in the Internet security market and this consolidation may materially adversely affect our competitive position. In addition, our competitors may have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties and rapidly acquire significant market share. If we cannot compete effectively, we may experience future price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, operating results and financial condition.

If we are unable to develop market recognition, we may be unable to generate significant revenues and our results of operations may be materially adversely affected.

To attract customers we may have to develop a market identity and increase public awareness of our technology and products. To increase market awareness of our technology and our products, we will continue to make significant expenditures for marketing initiatives. However, these activities may not result in significant revenue and, even if they do, any revenue may not offset the expenses incurred in building market recognition. Moreover, despite these efforts, we may not be able to increase public awareness of our technology and our products, which would have a material adverse effect on our results of operations.

We must establish and maintain strategic and other relationships.

One of our significant business strategies has been to enter into strategic or other similar collaborative relationships in order to reach a larger customer base than we could reach through our direct sales and marketing efforts. We may need to enter into additional relationships to execute our business plan. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms. If we fail to enter into additional relationships, or maintain our existing relationships, we would have to devote substantially more resources to the distribution, sale and marketing of our security services and communications services than we would otherwise.

Our success in obtaining results from these relationships will depend both on the ultimate success of the other parties to these relationships and on the ability of these parties to market our products successfully.

Furthermore, our ability to achieve future growth will also depend on our ability to continue to establish direct seller channels and to develop multiple distribution channels. Failure of one or more of our strategic relationships to result in the development and maintenance of a market for our services could harm our business. If we are unable to maintain our relationships or to enter into additional relationships, this could harm our business.

If we are unable to respond to rapid technological change and improve our products and services, our business could be materially adversely affected.

The Internet security industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards may render existing products obsolete or unmarketable. In particular, the market for Internet and intranet applications is relatively new and is rapidly evolving. Our future operating results will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis that address the increasingly sophisticated needs of our end-users and that keep pace with technological developments, new competitive product offerings and emerging industry standards. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our operating results may be materially diminished.

New products and services developed or introduced by us may not result in any significant revenues.

We must commit significant resources to develop new products and services before knowing whether our investments will result in products and services the market will accept. The success of new products and services depends on several factors, including proper new definition and timely completion, introduction and market acceptance. There can be no assurance that we will successfully identify new product and service opportunities, develop and bring new products and services to market in a timely manner, or achieve market acceptance of our products and services, or that products, services and technologies developed by others will not render our products, services or technologies obsolete or non-competitive. Our inability to successfully market new products and services may harm our business.

We may not be able to protect and enforce our intellectual property rights, which could result in the loss of our rights, loss of business or increased costs.

Our success depends to a significant degree upon the protection of our software and other proprietary technology. The unauthorized reproduction or other misappropriation of our proprietary technology would enable third parties to benefit from our technology without paying us for it. We rely on a combination of patent, trademark, trade secret and copyright laws, license agreements and non-disclosure and other contractual provisions to protect proprietary and distribution rights of our products. We have registered trademarks in the United States, Canada and Europe and have filed two patent applications, one in Canada and the other in the U.S., for our technology. Although we have taken steps to protect our proprietary technology, they may be inadequate and the unauthorized use thereof could have a material adverse effect on our business, results of operations and financial condition. Existing trade secret, copyright and trademark laws offer only limited protection. Moreover, the laws of other countries in which we market our products may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, even if we were to prevail.

Claims by third parties that we infringe upon their proprietary technology could hurt our financial condition.

If we discover that any of our products or technology we license from third parties violates third party proprietary rights, we may not be able to reengineer our product or obtain a license on commercially reasonable terms to continue offering the product without substantial reengineering.   In addition, product development is inherently uncertain in a rapidly evolving technology environment in which there may be numerous patent applications pending for similar technologies, many of which are confidential when filed. Although we sometimes may be indemnified by third parties against claims that licensed third party technology infringes proprietary rights of others, this indemnity may be limited, unavailable or, where the third party lacks sufficient assets or insurance, ineffective. We currently do not have liability insurance to protect against the risk that our technology or future licensed third party technology infringes the proprietary rights of others. Any claim of infringement, even if invalid, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could have a material adverse effect on our business, operating results and financial condition.

If our electronic security technology were breached, our business would be materially adversely affected.

A key element of our technology and products is our Internet security feature. If anyone is able to circumvent our security measures, they could misappropriate proprietary information or cause interruptions or problems with hardware and software of customers using our products. Any such security breaches could significantly damage our reputation. In addition, we could be liable to our customers for the damages caused by such breaches or we could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by us may not prevent disruptions or security breaches.   In the event that future events or developments result in a compromise or breach of the technology we use to protect a customer's personal information, our financial condition and business could be materially adversely affected.

We face restrictions on the exportation of our encryption technology, which could limit our ability to market our products outside of the United States, Canada and Europe.

Some of our Internet security products utilize and incorporate encryption technology. Exports of software products utilizing encryption technology are generally restricted by the United States and various non-United States governments, particularly in response to the terrorist acts of September 11, 2001. If we do not obtain the required approvals, we may not be able to sell some of our products in international markets, which could materially adversely affect our results of operations.

Our operating results may prove unpredictable, and may fluctuate significantly.

Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Factors which may cause operating results to fluctuate significantly include the following:

- new technology or products introduced by us or by our competitors;
- the timing and uncertainty of sales cycles and seasonal declines in sales;
- our success in marketing and market acceptance of our products and services by our existing customers and by new customers;
- a decrease in the level of spending for information technology-related products and services by our existing and potential customers; and
- general economic conditions, as well as economic conditions specific to users of our products and technology.

Our operating results may be volatile and difficult to predict. As such, future operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

We expect to generate some revenues and incur some operating expenses outside of the United States. If applicable currency exchange rates fluctuate our revenues and results of operations may be materially and adversely affected.

We expect that some portion of our revenues will be based on sales provided outside of the United States. In addition, we expect that a significant portion of our operating expenses will be incurred outside of the United States. As a result, our financial performance will be affected by fluctuations in the value of the U.S. dollar to foreign currency. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Other risks associated with international operations could adversely affect our business operations and our results of operations.

There are certain risks inherent in doing business on an international level, such as:

- unexpected changes in regulatory requirements, export and import restrictions;
- controls relating to encryption technology that may limit sales sometime in the future;

- legal uncertainty regarding liability and compliance with foreign laws;
- competition with foreign companies or other domestic companies entering into the foreign markets in which we operate;
- tariffs and other trade barriers and restrictions;
- difficulties in staffing and managing foreign operations;
- longer sales and payment cycles;
- problems in collecting accounts receivable;
- political instability;
- fluctuations in currency exchange rates;
- software piracy;
- seasonal reductions in business activity during the summer months in Europe and elsewhere; and
- potentially adverse tax consequences.

Any of these factors could adversely impact the success of our international operations. One or more of such factors may impair our future international operations and our overall financial condition and business prospects.

Risks relating to our common stock and this offering

Our common stock price may be volatile.

The market prices of securities of Internet and technology companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies. Factors that may contribute to the volatility of the trading price of our common stock include, among others:

- our quarterly results of operations;
- the variance between our actual quarterly results of operations and predictions by stock analysts;
- financial predictions and recommendations by stock analysts concerning Internet companies and companies competing in our market in general, and concerning us in particular;
- public announcements of technical innovations relating to our business, new products or technology by us or our competitors, or acquisitions or strategic alliances by us or our competitors;
- public reports concerning our products or technology or those of our competitors; and
- the operating and stock price performance of other companies that investors or stock analysts may deem comparable to us.

In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of Internet-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of our common stock, regardless of our results of operations.

There is a limited market for our common stock. If a substantial and sustained market for our common stock does not develop, our stockholders' ability to sell their shares may be materially and adversely affected.

Our common stock is tradable in the over-the-counter market and is quoted on the OTC Bulletin Board. Many institutional and other investors refuse to invest in stocks that are traded at levels below the Nasdaq Small Cap Market which could make our efforts to raise capital more difficult. In addition, the firms that make a market for our common stock could discontinue that role. OTC Bulletin Board stocks are often lightly traded or not traded at all on any given day. We cannot predict whether a more active market for our common stock will develop in the future. In the absence of an active trading market:

- investors may have difficulty buying and selling or obtaining market quotations;
- market visibility for our common stock may be limited; and
- a lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Shares issuable upon the exercise of options, warrants and convertible debentures or under anti-dilution provisions in certain agreements could dilute stock holdings and adversely affect our stock price.

We have issued options and warrants to acquire common stock to our employees and certain other persons at various prices, some of which are, or may in the future have, exercise prices at or below the market price of our stock. As of June 30, 2005 we have outstanding options and warrants, to purchase a total of 17,569,135 shares of our common stock. Of these options and warrants, 5,788,333 have exercise prices above the recent market price of $0.57 per share (as of June 30, 2005), and 11,780,802 have exercise prices at or below this recent market price. If exercised, these options and warrants will cause immediate and possibly substantial dilution to our stockholders.

We have two existing stock option plans, one of which has 1,310,000 shares remaining available for grant as of June 30, 2005, the second of which has 812,698 shares remaining available for grant as of June 30, 2005. Future options issued under these plans may have further dilutive effects.

The holders of our convertible debentures have the option of converting outstanding principal plus interest thereon into shares of our common stock at a ratio of one common share for every $0.50 of debt converted. Any such conversion would have a dilutive effect on stockholders.

Issuance of shares pursuant to the exercise of options, warrants, anti-dilution provisions, or the conversion of debentures, could lead to subsequent sales of the shares in the public market, which could depress the market price of our stock by creating an excess in supply of shares for sale. Issuance of these shares and sale of these shares in the public market could also impair our ability to raise capital by selling equity securities.

A large number of shares will be eligible for future sale and may depress our stock price.

As of June 30, 2005, we had outstanding 31,593,019 shares of common stock of which approximately 12,223,976 shares were "restricted securities"(as that term is defined under Rule 144 promulgated under the Securities Act of 1933) excluding approximately 7,100,000 outstanding shares registered for resale under our effective resale registration statements which were issued to, but not resold by, the selling stockholders as of May 31, 2005. These restricted shares are eligible for sale under Rule 144 at various times, upon the expiry of the applicable holding period. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of our common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

We do not intend to pay dividends in the near future.

Our board of directors determines whether to pay dividends on our issued and outstanding shares. The declaration of dividends will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors. Our board does not intend to declare any dividends on our shares for the foreseeable future.

Our common stock may be deemed to be a "penny stock." As a result, trading of our shares may be subject to special requirements that could impede our stockholders' ability to resell their shares.

Our common stock is a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission because it is selling at a price below five dollars per share. In the future, if we are unable to list our common stock on NASDAQ or a national securities exchange, or the per share sale price is not at least $5.00, our common stock may continue to be deemed to be a "penny stock". Penny stocks are stocks:

- with a price of less than five dollars per share;
- that are not traded on a recognized national exchange;
- whose prices are not quoted on the NASDAQ automated quotation system ; or
- of issuers with net tangible assets less than:
  - $2,000,000 if the issuer has been in continuous operation for at least three years; or
  - $5,000,000 if in continuous operation for less than three years, or
  - of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

- to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;
- to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;
- to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in the second bullet above; and
- to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them.

Our current executive officers, directors and major stockholders own a significant percentage of our voting stock. As a result, they exercise significant control over our business affairs and policy.

As of June 30, 2005, our current executive officers, directors and holders of 5% or more of our outstanding common stock together beneficially owned approximately 44% of the outstanding common stock if they exercised all of the options and warrants held by them. These stockholders are able to significantly influence all matters requiring approval by stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

Our restated articles of incorporation contain provisions that could discourage an acquisition or change of control of our company.

Our restated articles of incorporation authorize our board of directors to issue preferred stock without stockholder approval. Provisions of our certificate of incorporation, such as the provision allowing our board of directors to issue preferred stock with rights more favorable than our common stock, could make it more difficult for a third party to acquire control of us, even if that change of control might benefit our stockholders.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud. We periodically assess our system of internal controls to review their effectiveness and identify potential areas of improvement. These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary. Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention. Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. A consequence of these and other inherent limitations of control systems is that there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information, and our image and operating results could be could be harmed, which could have a negative effect on the trading price of our common stock.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness. These consist of inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting and disclosure matters and failure to perform timely and effective reviews.

We may have difficulty implementing in a timely manner the internal controls procedures necessary to allow our management to report on the effectiveness of our internal controls, and we may incur substantial costs in order to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 has introduced many new requirements applicable to us regarding corporate governance and financial reporting. Among many other requirements is the requirement under Section 404 of the Act for management to report on our internal controls over financial reporting and for our registered public accountant to attest to this report. We are required to comply with Section 404 effective the fiscal year ending December 31, 2006. Although our management has begun the necessary processes and procedures for issuing its report on our internal controls, we cannot be certain that we will be successful in complying with Section 404. We expect to devote substantial time and incur costs during fiscal 2005 and fiscal 2006 to implement appropriate controls and procedures to ensure compliance. If we are not able to timely comply with the requirements set forth in Section 404, we might be subject to sanctions or investigations by regulatory authorities. Any such action could adversely affect our business and financial results.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds of the sale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders. We will, however, receive approximately $1,363,750 if all of the warrants issued to the selling stockholders are exercised for cash, and we intend to use any such proceeds for general corporate purposes.

PRICE RANGE OF COMMON STOCK

The principal U.S. market in which our common stock, all of which are of one class, $.001 par value per share, is traded is in the over-the-counter market. Our stock is quoted on the OTC Bulletin Board under the symbol "VLDI".

The following table sets forth the range of high and low bid quotes of our common stock per quarter for the past two fiscal years as reported by the OTC Bulletin Board. These quotes reflect inter-dealer prices without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

MARKET PRICE OF COMMON STOCK

	BID	
Quarter Ending	**High**	**Low**
2003		
January 1 to March 31	$0.27	$0.07
April 1 to June 30	1.02	0.09
July 1 to September 30	1.00	0.38
October 1 to December 31	1.12	0.80
2004		
January 1 to March 31	1.47	0.85
April 1 to June 30	1.35	0.57
July 1 to September 30	0.60	0.33
October 1 to December 31	0.55	0.33
2005		
January 1 to March 31	0.78	0.39
April 1 to June 30	0.70	0.40

On June 30, 2005, the closing price of our common stock was $0.57 per share.

There were approximately 183 holders of record of our common stock as of June 10, 2005, inclusive of those brokerage firms and/or clearing houses holding our securities for their clientele, with each such brokerage house and/or clearing house being considered as one holder. The aggregate number of shares of common stock outstanding as of June 10, 2005 was 31,593,019 shares.

We have not paid or declared any dividends upon our common stock since inception and, by reason of our present financial status and our contemplated financial requirements, we do not contemplate or anticipate paying any dividends in the foreseeable future (see "Risk Factors").

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

In this section, we explain our consolidated financial condition and results of operations for the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and December 31, 2003 and our plan of operations for the twelve months ending May 31, 2006. As you read this section, you may find it helpful to refer to our consolidated financial statements and our interim consolidated condensed financial statements included in this prospectus.

Until we acquired our former subsidiary, Graph-O-Logic, S.A. in August 1999, we had no material or substantive business operations. Since then, our business has been as more fully described in "Business." Accordingly, in this section we focus solely on the historical business operations of the subsidiary and our current business plan and operations.

Critical Accounting Policies

We prepare our financial statements in accordance with generally accepted accounting principles in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to our December 31, 2004 Consolidated Financial Statements and updated in note 2 to our March 31, 2005 Interim Consolidated Condensed Financial Statements included in this prospectus. We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in preparation of our December 31, 2004 Consolidated Financial Statements, and our March 31, 2005 Interim Consolidated Condensed Financial Statements.

Revenue Recognition:

We have not recorded any revenues to date. At such time as we enter into revenue generating contracts with customers, we will recognize revenue when title has passed, persuasive evidence of an arrangement exists, performance has occurred, the amount of the contract is determinable, customer specified test criteria have been met and the earnings process is complete.

Impairment or disposal of long-lived Assets:

We account for long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Research and Development Expenses:

We expense all of our research and development expenses in the period in which they are incurred. At such time as our product is determined to be commercially available, we will capitalize those research and development expenditures that are related to the maintenance of the commercial products, and amortize these capitalized expenditures over the estimated life of the commercial product. The estimated life of the commercial product will be based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful life of our commercial product, resulting in a change in the amortization period, and, possibly, impairment charges in the period in which the estimate is changed

Stock Based Compensation:

We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting For Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, to account for stock options for employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. These provisions are required to be applied to stock compensation granted to non-employees. As permitted by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above for awards granted to employees, and have adopted the disclosure requirements of SFAS No. 123.

Had compensation costs in respect of options granted to employees been determined using the fair value based method at the grant date, our pro forma net loss and basic and diluted loss per share for the three months ended March 31, 2005 and 2004, and for the years ended December 31, 2004 and 2003, would have been as follows:

	Three Months ended March 31,		Years ended December 31,	
	2005	**2004**	**2004**	**2003**
Net loss, as reported	$(1,216,637)	$(2,701,832)	$(8,017,166)	$(3,001,900)
Add stock-based employee compensation expense included in net loss	--	--	--	--
Deduct total stock-based employee compensation expense determined under the fair value-based method for all awards	(161,585)	--	--	--
Pro forma net loss	$(1,378,222)	$(2,701,832)	$(8,017,166)	$(3,001,900)
Net loss per share:				
Basic and diluted – as reported	$(0.04)	$(0.12)	$(0.29)	$(0.16)
Basic and diluted – pro forma	$(0.04)	$(0.12)	$(0.29)	$(0.16)

Plan of Operations

We are a development stage enterprise. As such, our historical results of operations are unlikely to provide a meaningful understanding of the activities expected to take place during the period through May 31, 2006. Our major initiatives through May 31, 2006 are:

- obtaining commercial sales of our products, and continuing our current marketing program;
- developing and improving product agents to perform specialized functions common to many e-commerce sites; and
- furthering the development of our products.

For more information, please see "Business—Our Technology."

Marketing Plans: We started the marketing process in the second quarter of 2000, with our original focus being potential customers located in the United States and Western Europe. The potential customers and our current marketing program are more fully described in "Business—Target Market." Marketing activities are multi-faceted.

We will continue to focus our marketing efforts on identifying potential customers by presenting technical seminars, participating in trade shows, using the services of public relations firms, market research, the creation and dissemination of technical and commercial collateral materials, the maintenance and periodic re-design of our website, and the placement of advertisements in print and electronic publications. We plan on spending approximately $630,000 on our marketing efforts during the twelve months ending May 31, 2006.

Our sales representatives, who are compensated on a base compensation plus commission basis, will follow up with potential customers identified through our marketing efforts, with the objective of more fully explaining the benefits of our products and negotiating the terms of the licensing of our products. We expect to spend approximately $1,385,000 on our sales initiatives, including compensation and travel expenses, during the twelve months ending May 31, 2006.

Our sales and marketing expenditures for the twelve months ending May 31, 2006 are expected to total approximately $2,015,000.

Cost of Sales and Services: In the event that our sales efforts are successful, we will need to assist our customers in the implementation of our product licenses. Depending on the success of our sales efforts, we expect to spend approximately $530,000 on compensation, training and related activities during the twelve months ending May 31, 2006.

Product Developments: We plan on continuing to fund third parties to develop our key technology and related products, under the direction and management of our product management group and our senior management. For more information please see "Business - Our Technology".

We will improve and further develop our products based on responses from potential customers. The cost associated with our product development activities are primarily those currently planned and thus are subject to a high degree of control. We estimate that the cost of our product development program during the twelve months ending May 31, 2006 will be approximately $1,185,000.

General and Administrative Expenses: We expect to spend approximately $990,000 on general and administrative activities during the twelve months ending May 31, 2006.

During the twelve months ending May 31, 2006 we expect to spend a total of $4,720,000, subject to our ability to generate revenues from the licensing of our products and our ability to raise additional capital.

Since entering the development stage, we have obtained financing through the private placement of debt, convertible debentures, common stock and warrants, and through the exercise of some of these warrants. Until such time as we generate sufficient revenues from the licensing of our software applications, we will continue to be dependent on raising substantial amounts of additional capital through any one of a combination of debt offerings or equity offerings, including but not limited to:

- debt instruments, including demand notes and convertible debentures similar to those discussed below in "Liquidity and Capital Resources";
- private placements of common stock;
- exercise of stock options at an average exercise price of $0.41 per share;
- exercise of Series 'E' warrants at an exercise price of $0.33 per share;
- exercise of Series 'F' warrants at an exercise price of $0.50 per share;
- exercise of Series 'G' warrants at an exercise price of $0.75 per share;
- exercise of Series 'H' warrants at an exercise price of $0.50 per share;
- exercise of Series 'I' warrants at an exercise price of $0.90 per share; or
- funding from potential clientele or future industry partners.

Selected Financial Data

The selected financial data set forth below with respect to our consolidated statements of operations and cash flows for the three month periods ended March 31, 2005 and 2004 and each of the two fiscal years in the period ended December 31, 2004 and with respect to the consolidated balance sheets at March 31, 2005 and at December 31, 2004 and 2003, are derived from our interim consolidated condensed financial statements and from our audited consolidated financial statements, included in this prospectus. The following selected financial data should be read in conjunction with these financial statements and the notes thereto.

	Three Months Ended March 31		Years Ended December 31	
Operations Data	**2005**	**2004**	**2004**	**2003**
Selling, general and administrative....................	$509,773	$578,241	$3,058,649	$1,752,725
Research and development.......................	322,849	222,299	1,234,042	997,822
Depreciation of property and equipment...................	21,866	1,864	46,231	4,333
Write-off of prepaid services.............................	--	322,494	322,494	174,375
Write-off of deferred consulting services............	--	1,048,100	1,048,100	--
Other expenses, net	362,149	528,834	2,307,650	72,645
Net loss.............................	$1,216,637	$2,701,832	$8,017,166	$3,001,900

	Three Months Ended March 31		Years Ended December 31	
Cash Flow Data	**2005**	**2004**	**2004**	**2003**
Net cash used in operating activities............	$(864,672)	$(974,316)	$(4,323,111)	$(955,256)
Net cash used in investing activities	(19,299)	(14,144)	(161,749)	(3,674)
Net cash provided by financing activities............	(833)	6,856,148	6,686,412	1,348,703
Net increase in cash and cash equivalents	$(884,804)	$5,867,688	$2,201,552	$ 389,773

	At March 31	At December 31	
Balance Sheet Data	**2005**	**2005**	**2004**
Cash	$1,863,171	$2,747,975	$546,423
Total current assets	2,153,805	3,031,943	1,182,383
Property and equipment	136,883	139,450	9,166
Deferred financing costs ...	92,125	281,224	491,450
Deferred consulting services.............................	140,977	171,187	1,393,873
Total assets........................	2,523,790	3,623,804	3,076,872
Total current liabilities......	752,807	1,041,196	1,295,785
Capital lease obligation.....	9,254	10,239	--
Stockholders' equity	1,761,729	2,572,369	1,781,087

Results of Operations

In this section, we discuss our earnings for the periods indicated and the factors affecting them that resulted in changes from one period to the other.

The Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004

Revenue: We generated no revenues during the three months ended March 31, 2005, nor did we generate any revenues during the three months ended March 31, 2004. Since August 1999 we have directed all of our attention towards the completion, and sales and marketing of, our software applications. We believe that if we are successful in our development and sales and marketing efforts, we will generate a source of revenues in the future from sales and/or licensing of our software applications.

Selling, general and administrative expenses: Selling, general and administrative expenses consist primarily of personnel costs, professional fees, insurance, communications expenses, occupancy costs and other miscellaneous costs associated with supporting our research and development and sales and marketing activities. During the three months ended March 31, 2005 we incurred a total of $509,773, including $479,564 in cash-based expenses and $30,209 in stock-based expenses, as compared to $578,241, of which $414,308 was cash-based and $163,933 was stock-based expense, during the three months ended March 31, 2004. There was an overall decrease in selling, general and administrative expenses of $68,468 (12%), comprised of a $133,724 (82%) decrease in the stock-based component, which was partially offset by a $65,256 (16%) increase in the cash-based component of this expense. The increase in the cash-based component of selling, general and administrative expenses occurred primarily as a result of the ramp-up of our sales and marketing efforts commencing during the second quarter of 2004, which initially entailed the addition of seven new sales and marketing personnel, expansion of our leased office space, and increased travel and related costs. As a result of a delay in the expected release date of one of our products, our sales and marketing staff was reduced by five during the third and fourth quarters of 2004, with three positions being terminated and two positions being redeployed to product development. Cash-based administrative expenses were also higher during the three months ended March 31, 2005 as compared with the three months ended March 31, 2004, primarily as a result of the addition of one new administrative employee in February and another in August, 2004, increased occupancy costs and the costs relating to our annual general meeting which was held in February, 2005, for which there was no comparable cost during the three months ended March 31, 2004.

The stock-based component of selling, general and administrative expense for the three month periods ended March 31, 2005 and 2004 consisted of the amortization of prepaid consulting fees recognized on the issuance of warrants during 2003. This amortization was lower during the three months ended March 31, 2005 as a result of the cancellation of a long-term service agreement during the first quarter of 2004, which reduced the amortization of the related prepaid expense during subsequent periods. Additionally, prepaid fees related to another contract became fully amortized during the fourth quarter of 2004.

During the third quarter of 2002 we began marketing our software applications, with the objective of increasing the number of beta sites and gaining market recognition for our software applications and for our company. We continued with this objective until the second quarter of 2004, at which time we began to ramp up our sales and marketing efforts in anticipation of one of our software applications becoming ready for commercial licensing during the fourth quarter of 2004. As a result of a delay in the expected release date for this software application, we scaled back the ramp-up of our sales and marketing program during the fourth quarter of 2004. Notwithstanding this delay, our initiatives during this phase of our selling and marketing plan focus on the objective of obtaining future commercial sales of our products. The market for software applications is extremely competitive, and is dominated by well-known, established companies. Moreover, the sales cycle in our segment is typically long. For these reasons we have incurred, and will continue to incur, significant sales and marketing expenses in advance of our software applications reaching the stage of being ready for full commercial release.

Research and development expenses: Research and development expenses consist primarily of personnel costs and consulting expenses directly associated with the development of our software applications. During the three months ended March 31, 2005, we incurred $322,849 developing our software applications, which represents an increase of $100,550 (45%) from the $222,299 we incurred during the three months ended March 31, 2004. This 45% increase is due primarily to the expansion of the contract development group from an average of 17 personnel during the three months ended March 31, 2004, to an average of 26 personnel during the three months ended Mach 31, 2005. Additionally, we redeployed from sales and marketing to product development, one consultant and two employees, one of whom was subsequently terminated, during the third and fourth quarters of 2004.

Interest and financing costs: Interest and financing costs consist of interest and financing costs associated with our 4% senior convertible debentures, interest on promissory notes payable and interest on the capital lease. During the three months ended March 31, 2005, we incurred $372,276 in interest and financing costs, an increase of $51,779 (16%) over the $320,497 in interest and financing costs incurred the three months ended March 31, 2004. Of the $372,276 in interest and financing costs we incurred during the three months ended March 31, 2005, $362,722 relates to our 4% senior subordinated convertible debentures, $8,768 relates to promissory notes payable, and $786 relates to the capital lease. The $362,722 in interest and financing costs associated with our 4% senior subordinated debentures for the three months ended March 31, 2005 is comprised of: $4,336 of accrued interest charges on the debentures outstanding during the period; $317,946 of accretion of debentures payable through charges to interest expense; and $40,440 of amortization of deferred costs. The accretion of debentures payable in the amount of $317,946 includes $259,823 which represents the unamortized discount that was recognized as interest during the quarter as a result of the conversion of $331,341 in principal of our 4% senior convertible debentures, net of deferred financing costs of $148,659.

The $320,497 we incurred in interest and financing costs during the three months ended March 31, 2004 is comprised of $309,937 relating to our 4% senior subordinated convertible debentures, and $10,560 in accrued interest on the 12% promissory notes. The $309,937 in interest and financing costs associated with our 4% senior subordinated debentures for the three months ended March 31, 2004 is comprised of: $15,912 of accrued interest charges on the debentures outstanding during the period; $141,868 of accretion of debentures payable through charges to interest expense; and $152,157 of amortization of deferred financing costs.

The decrease of $11,576 (73%) in accrued interest charges on the debentures outstanding during the period occurred as a result of a lower principal balance outstanding during the three months ended March 31, 2005 as compared with the three months ended March 31, 2004, due to the conversion of a total of $1,700,000 in principal during the second and third quarters of 2004 and the first quarter of 2005. The increase of $176,078 (124%) in accretion of debentures payable during the three months ended March 31, 2005 as compared with the three months ended March 31, 2004, occurred primarily as a result of $259,823 in unamortized discount on the conversion of debentures payable during the three months ended March 31, 2005, for which there was no comparable transaction during the three months ended March 31, 2004. This increase was partially offset by a reduction in accretion for debentures outstanding during the period, which occurred because of there being a lower principal balance of debentures payable during the three months ended March 31, 2005, on which accretion was calculated for the period. The decrease of $111,717 (73%) in amortization of deferred financing costs also occurred as a result of the lower principal balance for which the charge was made, due to the conversion of $1,700,000 in principal subsequent to the three months ended March 31, 2004.

The decrease of $1,792 (17%) in accrued interest on 12% promissory notes occurred as a result of the conversion of $169,964 in principal balance of the notes during the three months ended March 31, 2004, which reduced interest charges for periods subsequent to the conversion. As the capital lease was entered into during the second quarter of 2004, there was no interest on capital lease for the three months ended March 31, 2004.

Write-off of prepaid services and write-off of deferred consulting service: As a result of completing the $6,000,000 private equity placement during the first quarter of 2004, we cancelled a long-term service agreement with an unrelated company during the three months ended March 31, 2004. The termination of this agreement resulted in the cancellation of 4,000,000 Series F warrants, issued by us during September 2003, which entailed the write-off of $322,494 of prepaid services and $1,048,100 of deferred consulting services. There was no comparable event during the three months ended March 31, 2005.

Loss on extinguishment of debt: During the three months ended March 31, 2004, we settled promissory notes and accrued interest totaling $180,000, through the issuance of 360,000 shares of our common stock. We recorded a loss in connection with this transaction, representing the difference between the market value of the shares issued at the time of the settlement, and the amount which would have been paid had the debt been settled in cash. There was no comparable event during the three months ended March 31, 2005.

Net loss: We incurred a loss of $1,216,637 ($0.04 per share) for the three months ended March 31, 2005, compared to a loss of $2,701,832 ($0.12 per share) for the three months ended March 31, 2004. Our revenues and future profitability are substantially dependent on our ability to:

- license the software applications to a sufficient number of clients;
- be cash-flow positive on an ongoing basis;
- modify the successful software applications, over time, to provide enhanced benefits to then-existing users; and
- successfully develop related software applications.

The Fiscal Year Ended December 31, 2004 Compared to the Fiscal Year Ended December 31, 2003

Revenue: We generated no revenues during the year ended December 31, 2004, nor did we generate any revenues during the year ended December 31, 2003. As of August 1999, we have directed all of our attention towards the completion and marketing of the software applications discussed above. We believe that if we are successful in our development and marketing efforts, we will generate a source of revenue in the future from sales and/or licensing of our software applications.

Selling, general and administrative expenses: Selling, general and administrative expenses consist primarily of personnel costs, professional fees, insurance, communications expenses, occupancy costs and other miscellaneous costs associated with supporting our research and development and sales and marketing activities. During the year ended December 31, 2004 we incurred a total of $3,058,649, including $2,494,680 in cash-based expenses and $563,969 in stock-based expenses, as compared to $1,752,725, of which $802,080 was cash-based and $950,645 was stock-based expenses, during the year ended December 31, 2003. There was an overall increase in selling, general and administrative expenses of $1,305,924 (75%), comprised of a $1,692,600 (211%) increase in the cash-based component of this expense, which was partially offset by a $386,676 (41%) decrease in stock-based expenses. The increase in the cash-based component of selling, general and administrative expenses occurred primarily as a result of the ramp-up of our sales and marketing efforts during the second and third quarters of 2004, which entailed the addition of seven new sales and marketing personnel, expansion of our leased office space, and increased travel and related costs. As a result of a delay in the expected release date of one of our products, our sales and marketing staff was reduced by five during the third and fourth quarters of 2004, with three positions being terminated and one position being redeployed to product development.

We also added two individuals to our administrative staff, one during the second quarter and one during the third quarter of 2004, and incurred higher professional fees, insurance premiums and investor relations costs. The decrease in the stock-based component of selling, general and administrative expenses occurred primarily as a result of an unusually large number of stock options and warrants being issued to consultants in recognition of their commitment to us in our early stages, during the year ended December 31, 2003, for which there was no comparable transaction during the year ended December 31, 2004. During the year ended December 31, 2004, the stock-based selling, general and administrative expenses consisted of amortization of prepaid consulting fees recognized on the issuance of warrants during 2003, accrued expense associated with the commitment to grant options, and $110,400 in penalties on the late registration of our common stock underlying our 4% senior convertible debentures.

During the third quarter of 2002 we began marketing our software applications, with the objective of increasing the number of beta sites and gaining market recognition for our software applications and for our company. We continued with this objective until the second quarter of 2004, at which time we began to expand our sales and marketing efforts in anticipation of one of our software applications becoming ready for commercial licensing during the fourth quarter of 2004.   As a result of a delay in the expected release date for this software application, we have scaled back the ramp-up of our sales and marketing program during the fourth quarter of 2004. Notwithstanding this delay, our initiatives during this phase of our selling and marketing plan focus on the objective of obtaining future commercial sales of our products. The market for software applications is extremely competitive, and is dominated by well-known, established companies. Moreover, the sales cycle in our segment is typically long. For these reasons we have incurred, and will continue to incur, significant sales and marketing expenses in advance of our software applications reaching the stage of being ready for full commercial release.

Research and development expenses: Research and development expenses consist primarily of personnel costs and consulting expenses directly associated with the development of our software applications. During the year ended December 31, 2004, we spent $1,234,042, including $1,229,661 in cash-based expenses and $4,381 in stock-based compensation expense, as compared to $997,822, of which $662,006 was cash-based and $335,816 was stock-based compensation expense, during the year ended December 31, 2003, in research and development expenses. There was an overall increase in research and development expenses of $236,220 (24%), comprised of a $567,655 (86%) increase in the cash-based component of this expense, which was partially offset by a $331,435 (99%) decrease in stock-based expense. The increase in the cash-based portion of research and development expenses is due primarily to the expansion of the contract development group from an average of 9 personnel during the year ended December 31, 2003, to an average of 24 personnel during the year ended December 31, 2004. Additionally we redeployed from sales and marketing to product development, one consultant and two employees, one of whom was subsequently terminated, during the third and fourth quarters of 2004. The decrease in stock-based compensation expense occurred as a result of $335,816 in stock-based compensation on the issuance of options and warrants to consultants in recognition of their commitment to us in our early stages, being reflected in the expense for the year ended December 31, 2003, with no similar transaction occurring during the year ended December 31, 2004.

Interest and financing costs: Interest and financing costs consist of interest and financing costs associated with our 4% senior convertible debentures, interest on promissory notes payable and interest on the capital lease. During the year ended December 31, 2004, we incurred $2,126,574 in interest and financing costs, an increase of $2,066,750 (3,455%) over the $59,824 in interest and financing costs incurred during the year ended December 31, 2003. Of the $2,126,574 in interest and financing costs incurred during 2004, $2,087,594 relates to our 4% senior subordinated convertible debentures, $37,375 relates to the promissory notes payable, and $1,605 relates to the capital lease.

The $2,087,594 in interest and financing costs associated with our 4% senior subordinated convertible debentures for the year ended December 31, 2004 is comprised of $51,563 of accrued interest charges on the debentures outstanding during the period; $1,552,073 of accretion of debentures payable through charges to interest expense; and $483,958 of amortization of deferred financing costs. The accretion of debentures payable in the amount of $1,552,073 includes $1,076,151 which represents the unamortized discount that was recognized as interest expense during the year as a result of the conversion of $498,903 in principal of the 4% senior convertible debentures, net of deferred financing costs of $721,097.

During the year ended December 31, 2003 our $59,824 in interest and financing costs related solely to the 12% and 5% promissory notes payable. The decrease of $22,449 (38%) in interest on promissory notes payable reflects the lower principal balance outstanding during the year ended December 31, 2004 as compared with the year ended December 31, 2003, which occurred as a result of the conversion of promissory notes into common stock of the corporation during the second quarter of 2003 and the first quarter of 2004. As the transaction involving the issuance of $2,000,000 of 4% senior subordinated convertible debentures and 1,400,000 Series H warrants took place in December 2003 and January 2004, there were no comparable expenses during the year ended December 31, 2003.

Write-off of prepaid services and write-off of deferred consulting services: As a result of completing the $6,000,000 private equity placement, we cancelled a long-term service agreement with an unrelated company during the first quarter of 2004. The termination of this agreement resulted in the cancellation of 4,000,000 Series F warrants, which were issued by us during September 2003, which entailed the write-off of $322,494 of prepaid services and $1,048,100 of deferred consulting services. There was no comparable event during the year ended December 31, 2003.

Loss on extinguishment of debt: During the year ended December 31, 2004, we settled promissory notes and accrued interest totaling $180,000, through the issuance of 360,000 shares of our common stock. We recorded a loss in connection with this transaction, representing the difference between the market value of the shares issued at the time of the settlement, and the amount which would have been paid had the debt been settled in cash.

Depreciation of property and equipment: Depreciation of property and equipment was $46,231 during the year ended December 31, 2004, an increase of $41,898 (967%), over the $4,333 charged to depreciation expense during the year ended December 31, 2003. This increase occurred as a result of the addition of $176,515 in new capital assets during the year ended December 31, 2004.

Net Loss: We incurred a loss of $8,017,166 ($0.29 per share) for the year ended December 31, 2004, compared to a loss of $3,001,900 ($0.16 per share) for the year ended December 31, 2003. Our revenues and future profitability and future rate of growth are substantially dependent on our ability to:

- license the software applications to a sufficient number of clients;
- to be cash-flow positive on an ongoing basis;
- modify the successful software applications, over time, to provide enhanced benefits to existing users; and
- successfully develop related software applications.

Liquidity and Capital Resources

       General: Since inception, we have funded our operations from private placements of debt and equity securities. In addition, until September 1999 we derived revenues from consulting contracts with affiliated parties, the proceeds of which were used to fund operations. Until such time as we are able to generate adequate revenues from the licensing of our software applications, we cannot assure that cash from the issuance of debt securities, the exercise of existing warrants and options, and the placements of additional equity securities will be sufficient to fund our long-term research and development and selling, general and administrative expenses.

       We have had no commercial revenues to date, nor do we expect to generate commercial revenues during the three months ending June 30, 2005. We anticipate commercial revenues commencing during the third quarter of 2005, however we cannot be assured that this will be the case. Our initial revenues are expected to come from pilot projects which demonstrate the benefits of our software applications. We did not hire additional personnel during the three months ended March 31, 2005. During the period from April 1 to June 30, 2005, we added one employee, and had two employees resign. We do not expect to add any additional personnel during the next 6 months. We have not made any material commitments for capital equipment expenditures during the next 12 months.

       We have sufficient cash reserves, based on our current level of expenditures, to fund operations until the middle of the third quarter of 2005. In the event that we are not successful in raising sufficient additional capital by approximately the end of the second quarter of 2005, we will have to severely reduce all of our expenditures. This may result in significant delays in, or possibly precluding, the generation of sufficient revenues from the licensing of our products to generate positive cash flows from operations.

       Sources of capital: In August 1999 we made a transition in business strategies. Prior to August 1999 we provided consulting services in addition to developing our core technology. Since then, we have directed all of our efforts to the development, and sales and marketing of, our software applications. Our principal sources of capital for funding our business activities subsequent to August 1999 have been the private placements of debt and equity securities.

       During the three months ended March 31, 2005, we granted 150,000 stock options to consultants for services rendered during 2004, for which expenses totaling $54,965, representing the fair value of the options, were recognized during 2004. The granting of these options in 2005 resulted in the elimination of $54,965 in accrued liabilities.

       During the year ended December 31, 2004, we issued 4% convertible debentures and 980,000 Series H warrants, for gross proceeds of $1,400,000, and we completed a private placement of 6,666,666 common shares and 3,333,333 Series I warrants for gross proceeds of $6,000,000, in order to fund current and future operations. Also during the year ended December 31, 2004, we issued 70,000 shares of our common stock, valued at $72,800 (average of $1.04 per common share) to an unrelated company in consideration for consulting and financial services rendered. A total of 104,000 Series F warrants were exercised for gross proceeds of $52,000 during the year ended December 31, 2004. These funds were used to cancel an account payable owing to the holder of the exercised warrants. We have not entered into any off-balance sheet arrangements which would have provided us with a source of capital.

       Uses of capital: Since August 1999 we have directed our efforts towards the development and marketing of our software applications. In May 2000, we started to actively market our software applications. We commenced our current marketing program during the third quarter of 2002, and have since engaged additional personnel to assist in, and to expand the scope of, this effort. The objective of this program is to secure pilot projects and to gain market recognition for our company and our products, in order to generate future commercial sales of our products in the earliest time-frame possible. During 2004, we added a total of five people to our sales and marketing team, in order to accelerate our efforts to generate future commercial sales of our products. We also added two administrative employees, increased the area of our leased premises, and acquired new property and equipment. Additionally, we increased the size of our contract software application development group, and hired two employees in the product development department, in order to implement revisions and enhancements to those of our products currently in use as they are identified, while continuing to develop additional products. During the first quarter of 2005, we continued the scale-back of our sales and marketing program which was commenced in the fourth quarter of 2004, in order to maintain a sustainable level for sales and marketing expenditures leading up to the first commercial release of our products. We have not entered into any off-balance sheet arrangements which would have resulted in our use of capital.

The cost to implement appropriate controls and procedures to ensure compliance with Section 404 of the Sarbanes-Oxley Act is included in our budget for 2005.

BUSINESS

Summary

Validian Corporation provides software products to assist public and private enterprises address the increasingly complex issues surrounding application security. Validian ASI(TM) is an application-security software system that protects the exchange of information at the application layer, where the majority of breaches occur, and protects mission-critical applications against hack attacks and unauthorized access, which often occur at the hardware and software perimeter. Validian ASI makes secure data exchange among applications, including distributed applications, straightforward and affordable for any organization, regardless of size and resources. Validian ASI facilitates security audit compliance and assurance, whether mandated by government, industry or internal policy; prevents impersonation through application authentication and authorization; delivers confidentiality through application authentication and authorization; and delivers confidentiality through end-to-end encryption of all exchanges, so that data never travels "in the clear". Incorporated in the United States, Validian has offices in the United States and Canada.

Our Technology

Our technology is based upon our intellectual property and was used to develop our products.

Our Intellectual Property

Our intellectual property includes an addressing scheme, an authentication process and a key exchange process for all parties to a communication, thus offering an authentication model for secure data exchanges. It also includes an encryption function using standard algorithms that encrypts data from within an originating application and decrypts the data within the receiving application.

Our technology provides benefits, by enabling users:

- to integrate security and transport in all communication and document exchanges through an integrated approach; and
- to develop and use existing interactive, distributed applications (like e-commerce, e-banking, e-health and e-loyalty) with an integrated security model.

Based on this technology, we have developed the products described below.

Target Market

Our business strategy is to license our technology either directly or through distribution channels to medium to large organizations that develop, market, sell, distribute or use software products where interaction with a distributed customer, employee and/or partner base is essential. This includes:

- corporate IT departments that serve their corporation with a variety of applications and implementation environments, according to the needs of the various internal departments. This implies writing applications for more than one platform or to migrate, at one point in time, from one platform to another while ensuring the security of communication between applications and over distributed networks; and

- independent software vendors and developers serving a relatively large group of customers, on a regional or national basis and who must respond to a variety of conditions and platforms, as imposed by their customers in specific industrial sectors and secure the exchanges between their customers' partners, suppliers and other participants.

Potential customer industrial sectors include, among others:

- manufacturers in supply management chains;
- electronic health care providers and suppliers;
- governments;
- financial institutions and insurance companies; and
- software distribution services.

Marketing Strategy and Distribution Channels

We have initiated a marketing program in North America and Europe to bring our products to the marketplace. This program has two components: direct and channel sales.

Direct Sales

The direct sales approach entails making high-level contacts within the organizations of target customers to present the benefits and competitive advantages of our products. Leads to such presentations are generated through existing contacts of management and sales representatives, and through attendance at and participation in specialized e-commerce and computer security trade shows, and the presentation of the benefits of our products in technical seminars attended by personnel with a mandate for application security.

Channel Sales

In order to penetrate the market for our products, we are attempting to partner with, value-added resellers ("VARs"), independent marketing representatives ("IMRs"), system integrators ("SIs"), independent software vendors ("ISVs") and application service providers ("ASPs"). Potential partners are being identified based upon their ability to penetrate specific markets more easily than we can. We believe major customers also will act as VARs in their sector.

Sales representatives and sales agents are promoting our products within these two channels. The representatives are responding to queries and expressions of interest from those interested in becoming early adopters of our working models. These early customers and distributors may have an impact on the product development schedule, as we will develop interfaces with users' existing systems in response to their feedback and individual requirements.

Currently, we have agreements with distribution partners in the U.S., Canada, and Mexico.

Marketing Analysis

During the year ended December 31, 2004, we utilized the services of industry specialists in the health care, government and supply chain management sectors. Their mandate was to identify specific areas and a limited number of corporations where our products would facilitate secure communication and the implementation of a strong security infrastructure with ease of deployment and management.

To support our sales force and these specialists, we have developed technical literature on the following topics:

- security;
- features and benefits;
- integration into current systems;
- openness of the architecture;
- future developments; and
- implementation procedures.

Estimated Sales Cycles

We expect that individual sales cycles will be from four to eight months in duration. The territory where most potential clients reside is expected to be in North America, Europe and Asia Pacific. We retained two sales representatives in the third quarter of 2002 and two sales agents in the fourth quarter of 2002. We added one sales representative and three sales agents during the second quarter of 2004. At June 30, 2005 we had a vice president of sales, two sales representatives, and one sales agent.

Marketing Expenses

The main expense factors for our marketing campaign are for:

- personnel, both internal and outside specialists;
- buying or renting lists of potential customers for direct marketing campaigns;
- direct marketing to potential customers;
- banner advertising on vertical industry websites;
- participation in trade shows;
- travel and living expenses;
- web site development and maintenance; and
- literature preparation and distribution.

For more information, please see "Management's Discussion and Analysis or Plan of Operation—Plan of Operations."

Our Products

Currently, we are offering three main products on a commercial basis.

Our Application Security Infrastructure ("ASI")

Our ASI is a comprehensive integrated infrastructure for securing data transport between distributed applications and Web services. ASI is specifically designed for distributed applications and distributed networks. It automatically manages all critical security functions for any application, including authentication, encryption, key generation, key distribution, addressing and data transport. ASI guarantees the delivery of the messages and files to, and only to, the target destination, and data never travels "in the clear" at any time between applications.

<u>Our Flash Communicator (FC)</u>

Our Flash Communicator (FC) product provides a strong level of security for instant communication and file exchange between authenticated parties. FC creates "gated communities" of authenticated users. It offers real-time tools for collaboration between individuals and groups. FC performs encryption of both messages and attachments within its own operation, so that data never travels in the clear at any point in time. Within an FC exchange, all participants are authenticated and messages and large files of most types, including video and audio files, can be transferred encrypted. We believe that FC is currently the only secure instant messenger residing entirely on USB flash memory devices: the Validian "Flash Communicator^{TM}". FC operates over Validian's Application Security Infrastructure (ASI) and benefits from all the security features of ASI.

<u>Our Software Development Kit ("SDK")</u>

We provide a SDK, for rapidly and simply securing data transport between applications through ASI. The SDK includes a complete, integrated and built-in set of control, transport and security features, which are automatically inherited by any applications linked to ASI through the SDK. Application developers who use the Validian SDK do not have to learn and master any of the various transport and security products or mechanisms to implement security on their applications. They do not have to worry about the low-level IP addresses or ports nor concern themselves with implementing complex security features, as the SDK performs these functions automatically. This provides the application with a complete communication security chain, as the ASI protection initiates from within the originating application and transports data to within the destination application. The SDK is offered free of charge to qualified developers and system integrators.

Competition

Competitors for the ASI market are different from competitors for the FC market.

<u>ASI Competition</u>

Our ASI product competes primarily with the products described below.

VPN

Virtual Private Networks ("VPN") is a technology that ensures a secure communication link between two devices linked to the Internet or any communication network. This type of network security ensures that between those two hardware devices, the data cannot be intercepted and tampered with.

The main supplier of VPN is Check Point Software Technologies Ltd., but a number of suppliers are also offering competing products.

PKI

Public Key Infrastructure ("PKI") is a sophisticated method of authenticating communicating parties by providing each party with a set of two uniquely linked keys, one private key that is kept by the party and one public key that is published for every one to see. When communicating, messages are encrypted with the private key of the sender and decrypted by the receiver using the public key of the sender. Since both keys are mathematically linked, the receiver is assured that the message is coming from that sender and nobody else.

This exchange mechanism has been extended to protect more applications but we believe that its implementation on a large scale for distributed environments proves difficult and costly. Main suppliers of PKI include Entrust, Baltimore Technology and Verisign.

SSL

Secure Socket Layer ("SSL") is a browser level protection offered by Netscape and Microsoft and incorporated in most browsers. SSL establishes a secure connection from a server to a browser requesting access to an application on this server. SSL is a standard widely used across a large number of platforms and systems. However, it relies on a rather weak trust model, since the browser is not authenticated by the server. This brings a risk of impersonation.

FC Competition

Our FC competes primarily with the following products:

Free Instant Messaging ("IM")

The major suppliers of individual-class, free and unsecure IM systems are Yahoo!, Microsoft and AOL.

Enterprise-class Secure IM

The enterprise-class secure IM industry is in its infancy. Some suppliers offer products but the installed base is still limited. Suppliers include WireRed, Jabber, Bantu, Sigaba, Yahoo, FaceTime and IBM. AOL and Microsoft also have announced products which are in different states of development. We believe that we have significant technical competitive advantages over those suppliers and we are positioning to be able to take a portion of this market.

Research and Development

We spent the following amounts during the periods mentioned on research and development activities:

Three months ended March 31,		Years ended December 31,	
2005	2004	2004	2003
$322,849	$222,299	$1,234,042	$997,822

For more information, see: "Management's Discussion and Analysis or Plan of Operation—Plan of Operations."

Intellectual Property Protection

We rely on common law and statutory protection of trade secrets and confidentiality agreements. We claim copyright in specific software products and various elements of our core technology. We have registered trademarks in North America and in Europe to cover the Flash Communicator product and the generic term of "FlashWare," as well as some graphic identification and the Validian name itself.

Our intellectual property includes an addressing scheme, an authentication process and a key exchange process for all parties to a communication, thus offering a strong trust model for secure exchanges. It also includes an encryption function using standard algorithms that encrypts data from within an originating application and decrypts within the receiving application.

We believe, but we cannot assure, that our technology and its implementation may be patentable. We have filed two patent applications covering certain aspects of our products. The initial patent applications cover the U.S. and Canada. These may be expanded to other countries as and when we penetrate new markets. We have defined migration paths for the various products and developed schedules for that migration. This defines the requirement for additional patent, trademarks and copyright protection, which we plan to apply for as required in order to prevent unauthorized use of our technology.

We cannot assure that we will be able to obtain or to maintain the foregoing intellectual property protection. We also cannot assure that our technology does not infringe upon the intellectual property rights of others. In the event that we are unable to obtain the foregoing protection or our technology infringes intellectual property rights of others, our business and results of operations could be materially and adversely affected. For more information please see "Risk Factors - We may not be able to protect and enforce our intellectual property rights which could result in the loss of our right, loss of business or increase our costs." below.

Employees

As of December 31, 2004, we had thirteen full-time employees and contractual personnel, including three executive officers, six sales and marketing staff, two product development personnel, and two in administration. Eleven are located in Ottawa, Canada, one is located in Washington, DC, one is located in Memphis, Tennessee. In addition, we contract with an independent software development group in Europe, who had twenty-seven individuals deployed to our contract on a full-time basis as of December 31, 2004. We also regularly engage technical consultants and independent contractors to provide specific advice or to perform certain marketing or technical tasks.

Our Corporate History

We were incorporated in Nevada on April 12, 1989 as CCC Funding Corp. to seek out one or more potential business ventures. On January 28, 2003, we changed our name from Sochrys.com Inc. to Validian Corporation.

Properties

Our principal executive office is located at 30 Metcalfe St., Suite 620, Ottawa, Canada, K1P 5L4. The telephone number is (613) 230-7211. Our United States office is located at 4651 Roswell Road, Suite B-106, Atlanta, Georgia 30342. The telephone number is (404) 256-1963.

Our Ottawa office is leased from a non-affiliated party under a long-term lease agreement. The lease provides shared access to and use of 5,576 square feet. Our Atlanta office is leased from a non-affiliated party per oral arrangement on a month-by-month basis. The lease provides shared access to and use of 1,000 square feet.

Legal Proceedings

We are not presently a party to any material litigation.

MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of May 6, 2005:

Name	Age	Position
Bruce I. Benn	51	Director, President, Chief Executive Officer, Executive Vice President and Secretary

Effective May 6, 2005, the Board of Directors of the Company appointed Bruce I. Benn to the positions of President and Chief Executive Officer of the Company. Mr. Benn has served as a Director, Executive Vice President and Secretary of the Company since February 2004. From 1999 until February 2004, he provided services to the Company through Capital House Corporation. Mr. Benn plays a major role in making key management and strategic decisions and oversees all aspects of corporate finance for the Company. He has been principally responsible for arranging the $16 million of capital for the Company from 1999 to date. Since 1989, Mr. Benn has been the President, Director and co-founder of Capital House Corporation, a boutique investment bank that has provided and/or arranged early and mid stage venture capital and hands-on managerial assistance to a portfolio of leading technology software companies. Mr. Benn was also a founder, Director and Officer of DevX Energy, Inc. from 1995 until October 2000. From 1980 to 1993, he was with Corporation House Ltd., where he was a Vice President and a Director from 1985 to 1993. He is an attorney and holds a Masters of Law degree from the University of London, England, a Baccalaureate of Laws from the University of Ottawa, Canada, and a Bachelor of Arts in Economics from Carleton University in Ottawa, Canada.

Name	Age	Position
Ronald I. Benn	50	Director, Chief Financial Officer and Treasurer

Ron Benn was appointed a Director, Chief Financial Officer and Treasurer in February 2004. He is a co-founder, Officer and Director of Capital House Corporation since 1989. He was recently Chief Financial Officer of Coast Software, a position he held since September 2000 and where he was directly involved in raising more than $7 million in capital. Since 1995, he also has been a Director of Telemus Electronics. From 1995 until 2000 he was Chief Financial Officer of DevX Energy, Inc., a former publicly traded company on the NASDAQ exchange. He has 21 years' experience in senior finance positions, having begun his career in 1980 with Clarkson Gordon (now Ernst & Young) in the audit department. He holds a Chartered Accountant designation with the Institute of Chartered Accountants of Ontario (1982), and bachelor of commerce and bachelor of science degrees. Ron Benn is the brother of Bruce Benn.

Name	Age	Position
Dr. André Maisonneuve	63	Director, Chairman and Vice President-Strategic Marketing

André Maisonneuve has been a Director and Chairman since January 2002, and in addition to these positions was Chief Financial Officer and Secretary from January 2002 until February 2004 and President and Chief Executive Officer from January 2002 until May 2005. Mr. Maisonneuve was appointed Vice President-Strategic Marketing, effective May 6, 2005. Prior to this, he was Director, Executive Vice President and Secretary from July 2001 until January 2002. He oversees key management and strategic decisions relating to product positioning. He has over 30 years of experience in launching and managing information technology companies, both private and public. Prior to joining our company in 1999, from 1998 to 1999, he was Executive Vice President with Chataqua Inc., a computer based learning company. From 1995 to 1998, he was Director General of CESAM, a multi media industry consortium. From 1990 to 1995, he was Chairman of ADGA Inc., a software developer for computer based learning. From 1987 to 1990, he was Chief Executive Officer of Telemus Electronics, a defense-electronics company selling core technology and products to the U.S. Navy and large defense contractors such as Lockheed Martin, Teledyne Technologies and Ericsson. From 1985 to 1987, he was an Executive Vice President at ACDS, where he was instrumental in implementing an international distribution network for a publicly held spatial-database company, where customers included EDS, Atlanta Gas and IBM. From 1970 to 1985, he founded and managed CEGIR, an international information-technology and management-consulting company with customers in 14 countries and links with the major international development banks. He has a Ph.D. in Engineering and is a graduate of Harvard Graduate Business School.

Each of our directors and officers serves a term of one year or until his successor is appointed.

EXECUTIVE COMPENSATION

The following table shows all the cash compensation paid or to be paid by us or our subsidiaries, as well as certain other compensation paid or accrued, during the fiscal years indicated, to our chief executive officer and one additional executive officer whose total annual salary and bonus exceeded $100,000 in all capacities in which the person served.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award ($)	Securities Underlying Options/ SARs ($)	LTIP Payouts ($)	All Other Compensation ($)
Maisonneuve, André	2004	100,353	0	0	0	0	0	0
Director, Chairman,	2003	79,500	0	0	0	230,578	0	0
President and Chief	2002	70,735	0	0	0	0	0	0
Executive Officer *								

---

* Became Director, Executive Vice President and Secretary in July 2001. In addition, Mr. Maisonneuve served as Chief Financial Officer from January 2002 to February 2004 and President and Chief Executive Officer from January 2002 to May 2005.

There were no grants of options and Stock Appreciation Rights ("SAR") during the past fiscal year to the executive officer listed above.

The following table sets forth information with respect to the executive officer listed above, concerning exercise of options during the last fiscal year and unexercised options and SARs held as of the end of the fiscal year:

Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exerciseable/Unexercisable	Value of Unexercised In-The-Money Options/SARs at FY-End ($) (1) Exercisable/Unexercisable
Maisonneuve, André	0	0	1,005,000/0	$100,500/0

---

(1) Calculated based on $0.43 per share of common stock, the closing bid price of our common stock on December 31, 2004.

Long-Term Incentive Plans – Awards In Last Fiscal Year

There were no awards under our long-term incentive plans during the last fiscal year to the executive officer listed above.

Directors are not compensated for acting in their capacity as directors. Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

Employment Agreement with Bruce Benn

Effective May 6, 2005, we entered into an employment agreement with Bruce Benn who has agreed to serve as our President and Chief Executive Officer. Pursuant to the agreement, Mr. Benn receives a base salary of Cdn $120,000 per annum. Annual performance bonuses may be paid at our discretion and are subject to the achievement of pre-established performance criteria. The term of the agreement continues indefinitely until terminated in accordance with the terms of the agreement.

The employment agreement provides that we may terminate the employment agreement for any reason upon providing Mr. Benn six months' notice, or a payment in lieu of notice in an amount equal to six months of base salary (increased by one month for each year of employment by or contractual assignment to our company) plus unused vacation. Any payments are deemed to be inclusive of all entitlements under the Ontario Employment Standards Act. We may terminate the employment agreement at any time without notice, or payment in lieu of notice, for just cause. In addition, Mr. Benn may terminate the employment agreement at any time upon providing six weeks' notice.

Following a triggering event, Mr. Benn may, within 30 days after his actual knowledge of a triggering event, consider himself terminated and be entitled to a payment of 12 months' base salary. A triggering event includes (1) any person becoming the beneficial owner of more than 50% of our voting shares; (2) any resolution being passed or any action or proceeding being taken with respect to our liquidation, dissolution or winding; or (3) if we amalgamate, consolidate or merge with another corporation.

The agreement includes a noncompetition covenant pursuant to which for a period of one year from the effective date of termination of the employment agreement, howsoever caused, Mr. Benn may not (1) be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer; (2) intentionally act in any manner that is detrimental to the relations between us, our dealers, distributors, VARs, IMRs, customers, employees or others; or (3) directly or indirectly solicit any of our customers, distributors, VARs, IMRs, or be connected with any person, firm or corporation soliciting or servicing any of our customers.

Employment Agreement with Andre Maisonneuve

Effective May 6, 2005, we entered into an employment agreement with Andre Maisonneuve who resigned as our President and Chief Executive Officer and agreed to serve as our Vice President-- Strategic Marketing. This employment agreement supersedes the employment agreement between Andre Maisonneuve and us, dated April 2004. Pursuant to the agreement, Mr. Maisonneuve receives a base salary of Cdn $120,000 per annum. Annual performance bonuses may be paid at our discretion and are subject to the achievement of pre-established performance criteria. The term of the agreement continues indefinitely until terminated in accordance with the terms of the agreement.

The employment agreement provides that we may terminate the employment agreement for any reason upon providing Mr. Maisonneuve six months' notice, or a payment in lieu of notice in an amount equal to six months of base salary (increased by one month for each year of employment by or contractual assignment to our company) plus unused vacation. Any payments are deemed to be inclusive of all entitlements under the Ontario Employment Standards Act. We may terminate the employment agreement at any time without notice, or payment in lieu of notice, for just cause. In addition, Mr. Maisonneuve may terminate the employment agreement at any time upon providing six weeks' notice.

Following a triggering event, Mr. Maisonneuve may, within 30 days after his actual knowledge of a triggering event, consider himself terminated and be entitled to a payment of 12 months' base salary. A triggering event includes (1) any person becoming the beneficial owner of more than 50% of our voting shares; (2) any resolution being passed or any action or proceeding being taken with respect to our liquidation, dissolution or winding up; or (3) if we amalgamate, consolidate or merge with another corporation.

The agreement includes a noncompetition covenant pursuant to which for a period of one year from the effective date of termination of the employment agreement, howsoever caused, Mr. Maisonneuve may not (1) be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer; (2) intentionally act in any manner that is detrimental to the relations between us, our dealers, distributors, VARs, IMRs, customers, employees or others; or (3) directly or indirectly solicit any of our customers, distributors, VARs, IMRs, or be connected with any person, firm or corporation soliciting or servicing any of our customers.

Employment Agreement with Ronald Benn

Effective May 6, 2005, we entered into an employment agreement with Ron Benn who has agreed to serve as our Treasurer and Chief Financial Officer. Pursuant to the agreement, Mr. Benn receives a base salary of Cdn $120,000 per annum. Annual performance bonuses may be paid at our discretion and are subject to the achievement of pre-established performance criteria. The term of the agreement continues indefinitely until terminated in accordance with the terms of the agreement.

The employment agreement provides that we may terminate the employment agreement for any reason upon providing Mr. Benn six months' notice, or a payment in lieu of notice in an amount equal to six months of base salary (increased by one month for each year of employment by or contractual assignment to our company) plus unused vacation. Any payments are deemed to be inclusive of all entitlements under the Ontario Employment Standards Act. We may terminate the employment agreement at any time without notice, or payment in lieu of notice, for just cause. In addition, Mr. Benn may terminate the employment agreement at any time upon providing six weeks' notice.

Following a triggering event, Mr. Benn may, within 30 days after his actual knowledge of a triggering event, consider himself terminated and be entitled to a payment of 12 months' base salary. A triggering event includes (1) any person becoming the beneficial owner of more than 50% of our voting shares; (2) any resolution being passed or any action or proceeding being taken with respect to our liquidation, dissolution or winding up; or (3) if we amalgamate, consolidate or merge with another corporation.

The agreement includes a noncompetition covenant pursuant to which for a period of one year from the effective date of termination of the employment agreement, howsoever caused, Mr. Benn may not (1) be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer; (2) intentionally act in any manner that is detrimental to the relations between us, our dealers, distributors, VARs, IMRs, customers, employees or others; or (3) directly or indirectly solicit any of our customers, distributors, VARs, IMRs, or be connected with any person, firm or corporation soliciting or servicing any of our customers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Included in selling, general and administrative expenses for the year ended December 31, 2004, is $10,000 in administrative charges and $6,229 in reimbursable expenses, incurred during the period from February 1 to December 31, 2004, and $5,000 in general and administrative expenses incurred during January 2004, which were paid to Capital House Corporation. Capital House Corporation became a related company effective in February 2004, when Bruce Benn and Ronald Benn, who are officers and directors of that company, became officers and directors of our company. At March 31, 2004, we had a balance payable to Capital House Corporation of $113,076, which included $103,076 with respect to charges, including the rental of our Ottawa, Canada office space, incurred during the period from October 2001 to January 2004, which period was prior to our becoming a related party to this company. All amounts owing to Capital House Corporation were repaid during fiscal 2004. Effective April 2004, our agreement with Capital House Corporation was terminated, at which time we entered into a long-term lease agreement with a non-affiliated party for our Ottawa, Canada office space.

During the three months ended March 31, 2005, and the year ended December 31, 2004, we recorded $7,867 and $14,181, respectively, in sublease income, pursuant to a sublease arrangement with a company for which one of our officers and directors is also an officer and director. At March 31, 2005 and December 31, 2004 we had $21,109 and $14,181, respectively, in sublease payments receivable pursuant to this arrangement.

During the year ended December 31, 2003, there were no related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of June 30, 2005, with respect to any person known by us to own beneficially more than 5% of our common stock; common stock beneficially owned by each of our officers and directors named in "Executive Compensation;" and the amount of common stock beneficially owned by our officers and directors as a group.

Name & Address of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percent of Common Stock Outstanding (1)
Bruce Benn* (2) (10) (11)	3,580,000	11.0%
Waycross Corp. (3) 29 Rue des Deux Communes 1226 Thonex-Geneva Switzerland	3,400,000	10.8%
Valdosta Corp. (2) P.O. Box 30592 Cayside, 2nd Floor, Harbour Drive Georgetown, Grand Cayman Cayman Islands, BWI	3,400,000	10.8%
J. Patterson McBaine (4) 50 Osgood Place, Penthouse San Francisco, CA 94133	3,141,601	9.9%
Jon D. Gruber (5) 50 Osgood Place, Penthouse San Francisco, CA 94133	2,948,157	9.3%
Gruber & McBaine Capital Management, LLC (6) 50 Osgood Place, Penthouse San Francisco, CA 94133	2,839,935	8.9%
Echo Technologies S.A. (7) Rte. de St. Cergue 297-1260 Nyon-Switzerland	2,183,788	6.6%
Henrik Olsen(7)	2,183,788	6.6%
Lagunitas Partners, LP (8) 50 Osgoode Place, Penthouse San Francisco, CA 94133	2,075,001	6.4%
André Maisonneuve* (9)	1,662,500	5.2%
Ron Benn* (2)(10)(12)	975,500	3.0%
All Executive Officers and Directors As a Group	6,118,000 (11)	18.2%

*Executive Officer and/or a Director.

(1)   Based upon 31,593,019 shares of common stock issued and outstanding as of June 30, 2005 and includes for each person the shares issuable upon exercise of the options and warrants owned by them.

(2)   Valdosta Corp. is a portfolio management corporation incorporated under the laws of the Cayman Islands. Bruce Benn has a beneficial interest in 2,650,000 of the shares owned of record by Valdosta Corporation. Accordingly, 2,650,000 shares of the 3,400,000 shares owned of record by Valdosta Corporation have been included as beneficially owned by him. Ronald Benn has a beneficial interest in 250,000 of the shares owned of record by Valdosta Corporation. Accordingly, 250,000 shares of the 3,400,000 shares owned of record by Valdosta Corporation have been included as beneficially owned by him.

(3)   Waycross Corp. is a portfolio management corporation incorporated under the laws of the Cayman Islands.

(4)   Includes (a) 2,839,935 shares beneficially owned by Gruber & McBaine Capital Management, LLC ("GMCM") and (b) 204,444 shares of common stock and warrants to purchase 97,222 shares of common stock held by Mr. McBaine. Mr. McBaine exercises shared voting and dispositive power over the shares beneficially owned by GMCM. Based on information provided to us by the stockholder as of May 31, 2005.

(5)   Includes (a) 2,839,935 shares beneficially owned by GMCM and (b) 11,000 shares of common stock and warrants to purchase 97,222 shares of common stock held by Jon D. Gruber and Linda W. Gruber. Mr. Gruber exercises shared voting and dispositive power over the shares beneficially owned by GMCM. Based on information provided to us by the stockholder as of May 31, 2005.

(6)   Includes (a) 1,408,334 shares of common stock and warrants to purchase 666,667 shares of common stock held by Lagunitas Partners LP, an investment limited partnership of which GMCM is the general partner and exercises shared voting and dispositive power, (b) 354,334 shares of common stock and warrants to purchase 166,667 shares of common stock held by Gruber McBaine International Ltd., an entity over which GMCM exercises shared voting and dispositive power, (c) warrants to purchase 83,333 shares of common stock held by Firefly Partners, LP, an investment limited partnership of which GMCM is the general partner and exercises shared voting and dispositive power, and (d) 160,600 shares of common stock held for entities over which GMCM exercises shared voting and dispositive power. Based on information provided to us by the stockholder as of May 31, 2005. Jon D. Gruber and J. Patterson McBaine exercise voting and dispositive powers over the securities held by GMCM. Based on information provided to us by the stockholder as of May 31, 2005.

(7)   Echo Technologies S.A. is a technology company incorporated under the laws of Switzerland. Includes 548,788 shares of common stock and 1,635,000 shares of common stock issuable upon exercise of warrants owned by Echo Technologies S.A. Henrik Olsen has a beneficial interest in a portion of the shares of Echo Technologies S.A. Accordingly, the 548,788 shares and 1,635,000 warrants owned of record by Echo technologies S.A. have been included as beneficially owned by him.

(8)   Includes 1,408,334 shares of common stock and warrants to purchase 666,667 shares of common stock held. Lagunitas Partners LP is an investment limited partnership of which GMCM is the general partner and exercises shared voting and dispositive power. Jon D. Gruber and J. Patterson McBaine exercise voting and dispositive powers over the securities held by GMCM. Based on information provided to us by the stockholder as of May 31, 2005.

(9)   Includes 1,525,000 shares of common stock issuable to André Maisonneuve upon exercise of the options and warrants owned by him.

(10)   Capital House Corporation is incorporated under the laws of Canada. Includes 400,000 shares of common stock issuable to Capital House Corporation upon exercise of the warrants owned by it. Bruce Benn and Ron Benn each has a beneficial interest in the shares of Capital House Corporation, and in 100,000 warrants owned of record by Capital House Corporation. Accordingly 100,000 warrants owned of record by Capital House Corporation have been included as beneficially owned by each of them. Bruce Benn and Ron Benn are brothers.

(11)   Includes (a) 30,000 shares held directly by Bruce Benn, (b) 2,650,000 shares owned of record by Valdosta Corporation, (c) 100,000 shares of common stock issuable pursuant to warrants held of record by Capital House Corporation, and (d) 800,000 shares issuable upon exercise of warrants held directly by Bruce Benn. See footnotes (2) and (10).

(12)   Includes (a) 25,500 shares held directly by Ronald Benn, (b) 250,000 shares owned of record by Valdosta Corporation, (c) 100,000 shares of common stock issuable pursuant to warrants held of record by Capital House Corporation, and (d) 600,000 shares issuable upon exercise of warrants held directly by Ronald Benn. See footnotes (2) and (10).

DESCRIPTION OF SECURITIES

General

The following discussion summarizes our capital stock and describes certain provisions of our restated articles of incorporation and bylaws. The information in this section is a summary only and is qualified by reference to our restated articles of incorporation and our bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part. Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of June 30, 2005, we had 31,593,019 shares of common stock issued and outstanding. No shares of our preferred stock are currently outstanding.

Common Stock

Holders of our common stock are entitled to dividends, if any, as our board of directors may declare from time to time from legally available funds, subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. Except as otherwise required by law, the holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our bylaws require that a majority of our issued and outstanding shares need be represented, in person or by proxy, to constitute a quorum and to transact business at a stockholders' meeting.

Our restated articles of incorporation deny cumulative voting rights in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. Our restated articles of incorporation deny preemptive rights to all holders of common stock to subscribe for, purchase or acquire additional shares of capital stock issued in the future.

Upon our voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights, if any, on shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are fully paid and non-assessable.

Common Stock Purchase Warrants

There are currently outstanding warrants to purchase an aggregate of 12,691,833 shares of common stock at exercise prices ranging from $0.33 to $0.90 per share. We issued these warrants in connection with previous equity private placements and also in consideration for services rendered.

Common Stock Options and Convertible Debentures

There are currently outstanding options to purchase an aggregate of 4,877,302 shares of common stock, at exercise prices ranging from $0.33 to $0.90 per share. We issued these options to employees and non-employees in exchange for services rendered and as performance incentives. In accordance with our existing stock option plans, we may issue up to an additional 2,122,698 options.

Also, as of June 30, 2005, there were outstanding $225,000 in principal amount of our 4% senior subordinated convertible debentures which are convertible at a ratio of one share of common stock for each $0.50 of debt converted.

Preferred Stock

Under our restated articles of incorporation, we may issue up to 5,000,000 shares of preferred stock. No shares of our preferred stock are currently outstanding. Under our restated articles of incorporation, our board of directors, without further action by our stockholders, is authorized to issue shares of preferred stock in one or more series. The board of directors may designate the preferred shares as to series, preferences, limitations and other provisions as the board of directors may designate from time to time. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock.

Anti-Takeover Provisions of our Restated Articles of Incorporation, Bylaws and Nevada Law

Provisions with Anti-Takeover Implications

A number of provisions of our restated articles of incorporation and bylaws concern how we are governed and your rights as stockholders. Under our restated articles of incorporation, our board of directors may issue preferred stock and set the voting rights, conversion rights, preferences, and other terms of the preferred stock. These provisions and certain provisions of Nevada law could be deemed to discourage takeover attempts not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Any discouraging effect upon takeover attempts could potentially depress the market price of our common stock or cause temporary fluctuations in the market price of the common stock that otherwise could result from actual or rumored takeover attempts. These provisions could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions could also discourage or make more difficult a merger, tender offer, proxy contest or other takeover attempt, even if they could be favorable to the interests of our stockholders, and could potentially depress the market price of our common stock.

Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called by our president, by a majority of our board of directors or upon the written request of the holders of a majority of the then outstanding common stock entitled to vote at the meeting.

Stockholder Action by Written Consent

Our bylaws provide that whenever a vote of our stockholders is required or permitted to be taken to authorize or approve any action, other than the election of directors, such action may be taken without a stockholders' meeting if approved by written consent of the holders of at least a majority of the voting power of the stockholders, except where a greater proportion of voting power is required, in which case such greater proportion of written consents by the stockholders will be required. Our bylaws also provide that the bylaw provision allowing stockholder action by written consent will not supersede any specific provision relating to action by written consent of stockholders under Nevada law. Nevada law provides that, unless otherwise provided in the articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent approving the action is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for the approval of an action at a stockholders' meeting, then that proportion of written consents is required.

Amendments to Bylaws

Our restated articles of incorporation and bylaws provide that our bylaws may be altered, amended or repealed by our board of directors or by the affirmative vote of the holders of a majority of our capital stock entitled to vote at any meeting of stockholders.

Nevada Law

Nevada's statutes governing business combinations with interested stockholders and acquisitions of control shares may prohibit or delay mergers or other takeover or change in control attempts. This could discourage attempts to acquire us.

The statutes governing business combinations with interested stockholders prohibit an applicable Nevada corporation from entering into specified business combinations with an interested stockholder and its affiliates and associates for a period of three years after the date of the transaction in which the person became an interested stockholder. Business combinations may be completed prior to the expiration of the three-year period only if the business combination was approved prior to the time the interested stockholder attained such status, or if the interested stockholder attained such status with the approval of the board of directors. Under Nevada law, a business combination encompasses a wide variety of transactions with or caused by an interested stockholder or its affiliates or associates, including mergers, asset sales, and other transactions in which an interested stockholder receives or could receive a financial benefit. An interested stockholder means the beneficial owner of 10% or more of the voting shares of a corporation or one of its affiliates or associates. The Nevada statutes governing business combinations with interested stockholders may have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Nevada's statutes governing acquisitions of control shares prohibit a stockholder, under certain circumstances, from voting shares of a corporation's stock after crossing certain threshold ownership percentages, unless the stockholder obtains the approval of the target corporation's disinterested stockholders. Once a stockholder crosses one of these thresholds, those shares acquired within 90 days become control shares and are deprived of the right to vote until disinterested stockholders restore the right. If the voting rights are restored and the stockholder has a majority or more of all voting power, any stockholder who did not vote in favor of authorizing voting rights is entitled to demand fair value for its shares. These statutes apply only to Nevada corporations doing business in the state and that have at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada.

Limitation of Liability and Indemnification of Officers and Directors

Our restated articles of incorporation provide that our directors and officers will not be personally liable to our company or our stockholders for damages arising out of a breach of fiduciary duty as a director or officer, except for damages for breach of fiduciary duty resulting from acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada law. As a result, neither we nor our stockholders, personally or through stockholder derivative suits on our behalf, have the right to recover damages against a director or officer for breach of fiduciary duty, except in the situations described above.

Our bylaws provide that we must indemnify any person who was, is or is threatened to be made a party to any action, suit or proceeding, including derivative suits on our behalf, by reason of the fact that the person acted as one of our directors, officers, employees or agents, against all expenses, judgments, fines and amounts paid in settlement by the person in connection with the action if the person acted in good faith and in a matter the person reasonably believed to be in, or not opposed to, our best interests, or in any criminal action if the person had no reasonable cause to believe his or her conduct was unlawful. We are generally not required to indemnify our directors, officers, employees or agents if the person is found to be guilty of gross negligence or willful misconduct. Our bylaws provide that we may purchase and maintain insurance on any of our directors, officers, agents and employees or anyone serving at our request.

Insofar as indemnification for the liabilities arising under Securities Act of 1933 may be permitted to our directors, officers or persons controlling our company pursuant to the provisions described above, we have been informed that in the opinion of SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Transfer Agent

The transfer agent and registrar for our common stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, Utah 84117, and its telephone number is (801) 272-9294.

SELLING STOCKHOLDERS

General

This prospectus covers offers and sales from time to time by each selling stockholder of the common stock owned by such person. Each of the selling stockholders currently holds or has the right to acquire one or both of the following: (i) shares of common stock issuable upon the exercise of warrants and (ii) shares of common stock issuable upon the conversion of debentures. Pursuant to Rule 416 of the Securities Act, the selling stockholders may also offer and sell shares of common stock issued as a result of, among other events, stock splits, stock dividends and similar events. We have prepared and filed the registration statement of which this prospectus is a part pursuant to the terms of a Registration Rights Agreement among us and the purchasers named therein.

On December 30, 2003, we completed the private placement of an aggregate of (a) $600,000 in 4% senior debentures and (b) Series H warrants to purchase 420,000 shares of our common stock to 5 accredited investors. The transaction was consummated pursuant to a Securities Purchase Agreement by and among us and the purchasers named therein (the "Securities Purchase Agreement"). In connection with this transaction, we agreed to issue Series H warrants to purchase an aggregate of 480,000 shares our common stock to unrelated parties in consideration for consulting services rendered in connection with the placement of the debentures. On January 26, and January 30, 2004, we completed the private placement of an aggregate of (a) $650,000 and $750,000, respectively, in 4% senior debentures and (b) Series H warrants to purchase 980,000 shares of our common stock to 15 accredited investors. The transaction was consummated pursuant to the Securities Purchase Agreement. In connection with this transaction, we agreed to issue Series H warrants to purchase an aggregate of 847,500 shares our common stock to unrelated parties in consideration for financing services rendered in connection with the placement of the debentures.

The senior subordinated debentures mature on December 31, 2005 and are convertible at a ratio of one share of common stock for each $0.50 of debt converted. The warrants are exercisable, at $0.50 per share, until December 31, 2006. The warrants and debentures contain customary anti-dilution protections. In addition, pursuant to the Securities Purchase Agreement and from the date thereof until 90 days after the effective date of this registration statement, except for the sale of debentures and warrants to certain purchasers named therein, any subsequent or further offer or sale of our common stock or securities convertible into and/or other rights exercisable for the issuance of our common stock to or with any third party will require that: (i) the conversion price on any unconverted debenture be adjusted to an amount equal to the lower of (x) the then existing conversion price, or (y) the lowest conversion price that would be applicable under the terms of the new issuance; (ii) with respect to all portions of the principal and interest of the debenture converted prior to such date, we issue to the holder additional shares of our common stock equal the excess, if any, of (x) the aggregate amount of the principal and accrued interest of the debenture so converted, divided by the adjusted conversion price, over (y) the number of converted shares and additional shares of common stock, if any, previously issued in connection with such conversion; (iii) the number of warrants shall be adjusted to equal the higher of (x) the number of shares originally provided in the warrants or (y) the number of warrants under the terms of the new issuance multiplied by the lesser of (A) the number 1, if the exercise price of the warrants under the terms of the new issuance is less than or equal to the existing warrant price and (B) the quotient of the existing warrant price divided by the new issuance warrant price, if the new issuance warrant price exceeds the existing warrant price; and (iv) the exercise price of the warrants shall be adjusted to equal the lower of (x) the then existing warrant price or (y) the new issuance warrant price.

The Securities Purchase Agreement contains various representations, warranties and covenants of the parties customary for a transaction of this type. We have agreed to indemnify the purchasers against various liabilities.

We entered into a Registration Rights Agreement with each purchaser, and have agreed to file, within 45 calendar days of the date of the Securities Purchase Agreement, a registration statement with the SEC under the Securities Act, covering the resale of (i) the shares of common stock underlying the warrants; (ii) the shares of common stock underlying the debentures; and (iii) any shares of common stock issued or issuable upon a stock split, dividend or other distribution, recapitalization or similar event for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Rights Agreement requires us to initially register 150% of the shares issuable upon the exercise of warrants and the conversion of debentures. The 10,591,250 shares offered pursuant to this prospectus represent approximately 150% of the shares of our common stock issuable upon the exercise of warrants and the conversion of debentures. We and the purchasers each agreed with the other to indemnify the other for certain liabilities arising under the Securities Act. Pursuant to the Registration Rights Agreement and subject to certain other provisions therein, if we fail to timely perform or provide in accordance with our responsibilities under the Registration Rights Agreement and certain Securities Act provisions, then, in addition to any other rights the holder or holders may have pursuant to the Registration Rights Agreement or under applicable law: (i) on each such date when we have failed to timely perform or provide under the Registration Rights Agreement, we shall pay to each holder an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the purchase price of all debentures issued pursuant to the Securities Purchase Agreement; and (ii) on each monthly anniversary of each such event date (if the applicable event shall not have been cured by such date) until the applicable event is cured, we shall pay to each holder an amount in cash, as partial liquidated damages and not as a penalty, equal to 2.0% of the purchase price of all debentures issued pursuant to the Securities Purchase Agreement. On July 1, 2004, we issued 184,000 shares of our common stock to the selling stockholders, in consideration of penalties incurred on the late registration of the shares offered pursuant to this prospectus.

The foregoing transactions were completed under exemptions from the registration requirements of the Securities Act, including those afforded by Section 4(2) of the Securities Act of 1933, and the rules and regulations promulgated under that Section.

vFinance Investments, one of the selling stockholders, has advised us that it is a registered broker-dealer and that it obtained warrants to purchase our common stock as compensation for its services in the placement of the convertible debentures and warrants described above.   The following selling stockholders have advised us that they are affiliated with vFinance Investments, a registered broker-dealer, and are members of its Investment Banking department, and that they acquired the securities from vFinance Investments to be resold pursuant to this prospectus in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase: Vincent Calicchia, Jonathan Rich, David Stefansky and Richard Rosenblum. In addition, David Stefansky personally invested in the private placement of convertible debentures by purchasing $70,000 principal amount of convertible debentures and 49,000 warrants to purchase common stock, and Richard Rosenblum personally invested in the private placement of convertible debentures by purchasing $30,000 principal amount of convertible debentures and 21,000 warrants to purchase common stock.

Robert S. London, the individual who exercises voting and dispositive powers over the securities held by The London Family Trust, one of the selling stockholders, advised us that he is a registered representative for Stonegate Securities Dallas, Texas, a registered broker-dealer. Mr. London has advised us that he acquired beneficial ownership of our securities held by The London Family Trust in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

Selling Stockholders Table

The following table sets forth:

- the name of each selling stockholder;
- the number or shares of common stock beneficially owned by each selling stockholder as of the date of this prospectus, giving effect to the exercise of the selling stockholders' warrants into shares of common stock and the conversion of debentures into shares of common stock;
- the number of shares being offered by each selling stockholder, including approximately 150% of the shares currently issuable on exercise of the warrants and conversion of the debentures;
- the number of shares represented by approximately 150% of the shares currently issuable upon exercise of the warrants;
- the number of shares represented by approximately 150% of the shares currently issuable upon conversion of the convertible debentures;
- the number of shares owned after the offering; and
- the percent of class to be owned after offering.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of the date of this prospectus through the conversion or exercise of options, warrants, debentures, promissory notes and any other security or other right. Pursuant to the terms of the convertible debentures held by the selling stockholders, the holder generally does not have the right to exercise any portion of the convertible debentures to the extent that after exercise the holder, together with its affiliates, would own in excess of 4.99% of our outstanding shares of common stock. Solely for purposes of the selling stockholder table below, we have disregarded the restriction described above and determined beneficial ownership based on the rules of the SEC.

The table below was prepared based on information supplied to us by the selling stockholders, and presents the information as of May 31, 2005. We may amend or supplement this prospectus from time to time to update the disclosure set forth in the table. Because the selling stockholders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling stockholders upon termination of the offering made hereby. We have therefore assumed, for the purposes of the following table, that the selling stockholders will sell all of the shares owned by them that are being offered hereby. None of the selling stockholders has held any position or office or had any material relationship with us or any of our affiliates in the last three years, other than as described herein.

Selling Stockholder	Shares Beneficially Owned(1)	Shares Offered Pursuant to this Prospectus (2)	Shares Offered from Exercise of Warrants Pursuant to this Prospectus(3)	Shares Offered Pursuant to this Prospectus from Conversion of Debentures(4)	Shares Owned After Offering(5)	Percent of Class Owned After Offering(5)
Alpha Capital (6)	316,310	645,000	157,500	487,500	- 0 -	- 0 -
Michael D. Madden	334,636	490,000	165,000	325,000	- 0 -	- 0 -
Thomas A. & Marilynn Slamecka	297,310	430,000	105,000	325,000	- 0 -	- 0 -
Scott Christie	703,880	490,000	165,000	325,000	376,000	1.2%
Professional Traders Fund, LLC (7)	70,000	430,000	105,000	325,000	- 0 -	- 0 -
WEC Partners, LLC (8)	35,000	215,000	52,500	162,500	- 0 -	- 0 -
Zenny Trading (9)	70,000	430,000	105,000	325,000	- 0 -	- 0 -
Parker Consultants Ltd. (10)	984,967	1,505,000	367,500	1,137,500	- 0 -	- 0 -
David Stefansky	178,510	495,265	267,765	227,500	- 0 -	- 0 -
Richard Rosenblum	150,510	323,265	225,765	97,500	- 0 -	- 0 -
Bonnie Quinn	315,359	245,000	82,500	162,500	147,000	*
Bradley J. Goldstone	81,163	122,500	41,250	81,250	- 0 -	- 0 -
The London Family Trust (11)	1,308,500	1,290,000	315,000	975,000	476,505	1.5%
Robert Prag	476,411	670,000	345,000	325,000	26,400	*
Daniel B. Steinberg	420,029	490,000	165,000	325,000	102,500	*
Andrew W. & Karen M. Watling	254,463	122,500	41,250	81,250	173,300	*
Marc Weisman	322,088	490,000	165,000	325,000	- 0 -	- 0 -
Brian Wildes	420,066	490,000	165,000	325,000	98,000	*
PEF Advisors, LTD (12)	55,000	245,000	82,500	162,500	- 0 -	- 0 -
Barbara Ellis	77,500	41,250	41,250	- 0 -	50,000	*
Jody Janson	114,290	17,685	17,685	- 0 -	102,500	*
Jonathan Rich	40,745	61,118	61,118	- 0 -	- 0 -	- 0 -
Michael Pieniazek	40,000	60,000	60,000	- 0 -	- 0 -	- 0 -
vFinance Investments (13)	422,295	633,442	633,442	- 0 -	- 0 -	- 0 -
Vincent Calicchia	106,650	159,225	159,225	- 0 -	500	*
TOTAL	7,595,681	10,591,250	4,091,250	6,500,000	1,552,705	

* Less than 1%

(1) Includes (i) shares of common stock and warrants to purchase common stock held by the holder prior to this offering; (ii) shares offered pursuant to this prospectus from the exercise of warrants; and (iii) shares offered pursuant to this prospectus from the conversion of debentures not yet converted as of May 31, 2005.

(2) Includes approximately 150% of the shares currently issuable upon the exercise of warrants held by the holder and approximately 150% of the shares originally issuable upon the conversion of debentures held by the holder.

(3) Includes approximately 150% of the shares currently issuable upon the exercise of warrants held by the holder, all of which remain outstanding as of May 31, 2005.

(4) Includes approximately 150% of the shares originally issuable upon the conversion of debentures held by the holder. Of the shares originally registered for resale under our effective registration statement from the conversion of debentures, a maximum of approximately 644,482 remained issuable as of May 31, 2005 (486,000 as of June 30, 2005).

(5) Assumes all shares registered for resale hereby are sold.

(6) Konrad Akerman exercises voting and dispositive powers over the securities held by Alpha Capital.

(7) Howard Berger exercises voting and dispositive powers over the securities held by Professional Traders Fund, LLC.

(8) Daniel Saks, Ethan Benovitz and Jamie Hartman exercise voting and dispositive powers over the securities held by WEC Partners, LLC.

(9) David Hassan exercises voting and dispositive powers over the securities held by Zenny Trading.

(10) Michael Raviv exercises voting and dispositive powers over the securities held by Parker Consultants Ltd.

(11) Robert S. London exercises voting and dispositive powers over the securities held by The London Family Trust.

(12) Paul Mannion and Andy Reckles exercise voting and dispositive powers over the securities held by PEF Advisors, LTD.

(13) Leonard Sokolow exercises voting and dispositive powers over the securities held by vFinance Investments.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

- any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders under Rule 144 under the Securities Act of 1933 without volume or other restrictions or limits or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act of 1933 or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding warrants and options) in the public market after this offering could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity-related securities in the future or might reduce the price at which we could sell any equity-related securities.

As of June 30, 2005, we have outstanding 31,593,019 shares of common stock. Of the shares of common stock outstanding at the date of this prospectus, approximately 19,369,043 shares will be freely tradable without restriction or further registration under the Securities Act of 1933, except that any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, generally may be sold only in compliance with the limitations of Rule 144 described below. Except as set forth below, all of the remaining 12,223,976 shares of common stock will be "restricted" securities as that term is defined in Rule 144. The "restricted" securities may not be resold unless they are registered under the Securities Act of 1933 or are sold pursuant to an available exemption from registration, including Rule 144 under the Securities Act. The restricted shares will be eligible for resale at various times upon the expiration of applicable holding periods. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144(k), or Rule 701 under the Securities Act of 1933.

Of the maximum of 10,591,250 shares originally covered by the Registration Statement of which this prospectus forms a part, approximately 2,682,000 shares (as of May 31, 2005), have been issued to, but not resold by, the selling stockholders; approximately 486,000 shares (as of June 30, 2005) are issuable on the conversion of convertible debentures and interest accrued to maturity thereon; and 2,727,500 shares are issuable on the exercise of warrants. These shares, when issued, will be freely tradeable upon the effectiveness of the Registration Statement. In addition, our Registration Statement on Form SB-2 (Registration No. 333-114289) covers a maximum of 10,579,999 shares, of which approximately 4,400,000 shares (as of May 31, 2005) have been issued to, but not resold by, the selling stockholders and 3,913,333 shares are issuable on the exercise of warrants, and will be freely tradeable, when issued, upon the effectiveness of the Registration Statement.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares of common stock then outstanding, which is approximately 315,930 shares as of June 30, 2005, or
- the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Outstanding Options, Warrants and Convertible Debentures

Shares of common stock issuable upon the exercise or conversion of the following options, warrants and convertible debentures will be restricted securities and may be resold by their holders only when covered by an effective registration under the Securities Act of 1933, or under an available exemption from registration:

- 7,000,000 shares of common stock issuable upon exercise of options under our stock option plans, 4,877,302 of which have been granted and are currently exercisable;

- 12,691,833 shares of common stock issuable upon exercise of outstanding warrants; and

- 450,000 shares of common stock issuable upon conversion of outstanding convertible debentures, plus approximately to a maximum 36,000 shares issuable upon conversion of accruable interest on the convertible debentures through December 31, 2005.

LEGAL MATTERS

The validity of the common stock offered by this prospectus was passed upon for us by Woodburn and Wedge. Haynes and Boone, LLP provided assistance to us on certain other legal matters.

EXPERTS

Our consolidated financial statements as of December 31, 2004 and 2003, and for the years then ended, appearing in this prospectus have been audited by KPMG LLP, an independent registered public accounting firm, given upon such firm's authority as an expert in auditing and accounting.

ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 with the SEC. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules thereto as permitted by the rules and regulations of the SEC.   For further information with respect to us and the shares of our common stock offered hereby, please refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

We file annual, quarterly and current reports and other information with the SEC. You may read and review a copy of any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov. If you would like a copy of this registration statement, our annual report including audited financial statements or any of our other SEC filings, please submit your request to Validian Corporation, 30 Metcalfe Street, Suite 620, Ottawa, Canada K1P 5L4, or call (613) 230-7211.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS



KPMG LLP
Chartered Accountants
Suite 2000
160 Elgin Street
Ottawa, ON K2P 2P8
Canada

Telephone (613) 212-KPMG (5764)
Fax   (613) 212-2896
Internet   www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Validian Corporation

We have audited the accompanying consolidated balance sheets of Validian Corporation and subsidiaries (a Development Stage Enterprise) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and comprehensive loss and cash flows for each of the years in the two-year period ended December 31, 2004 and the period from August 3, 1999 to December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Validian Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years then ended and the period from August 3, 1999 to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Corporation has no revenues, has negative working capital at December 31, 2004, and has incurred a loss for the year, as well as negative cash flow from operating activities in the same period. The Company has accumulated a deficit and its economic viability is dependent on its ability to finalize the development of its principal products, generate sales and finance operational expenses which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Chartered Accountants

Ottawa, Canada

March 24, 2005

VALIDIAN CORPORATION

(A Development Stage Enterprise)
Consolidated Balance Sheets
December 31, 2004 and 2003
(In U.S. dollars)

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 2,747,975	$ 546,423
Accounts receivable (note 12(b))	42,518	–
Prepaid expenses	241,450	635,960
	3,031,943	1,182,383
Property and equipment (note 3)	139,450	9,166
Deferred financing costs (note 4)	281,224	491,450
Deferred consulting services	171,187	1,393,873
	$ 3,623,804	$ 3,076,872
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 154,621	$ 630,793
Accrued liabilities (note 8(c))	255,089	198,707
Promissory notes payable (note 5)	296,321	466,285
4% Senior subordinated convertible debentures (note 6)	332,073	–
Current portion of capital lease obligation (note 7)	3,092	–
	1,041,196	1,295,785
Capital lease obligation (note 7)	10,239	–
Stockholders' equity:		
Common stock ($0.001 par value. Authorized 50,000,000 shares; Issued and outstanding 30,435,153 shares in 2004 and 20,567,548 shares in 2003 (note 8(a))	30,434	20,566
Preferred stock ($0.001 par value. Authorized 5,000,000 shares; issued and outstanding Nil shares in 2004 and 2003)	–	–
Additional paid-in capital	19,620,601	10,822,021
Deficit accumulated during the development stage	(17,050,232)	(9,033,066)
Retained earnings prior to entering development stage	21,304	21,304
Treasury stock (7,000 shares in 2004 and 2003 at cost)	(49,738)	(49,738)
	2,572,369	1,781,087
Guarantees and commitments (note 12)		
Subsequent events (note 17)		
	$ 3,623,804	$ 3,076,872

See accompanying notes to consolidated financial statements.

VALIDIAN CORPORATION
(A Development Stage Enterprise)
Consolidated Statements of Operations
Years ended December 31, 2004 and 2003 and
the period from August 3, 1999 to December 31, 2004
(In U.S. dollars)

	2004	2003	Period from August 3, 1999 to December 31, 2004
Expenses:			
Selling, general and administrative (note 11)	$ 3,058,649	$ 1,752,725	$ 7,270,048
Research and development	1,234,042	997,822	5,667,944
Depreciation of property and equipment	46,231	4,333	240,833
Write-off of prepaid services	322,494	174,375	496,869
Write-off of deferred consulting services	1,048,100	–	1,048,100
Gain on sale of property and equipment	–	–	(7,442)
Write-off of accounts receivable	–	–	16,715
Write-off of due from related party	–	–	12,575
Loss on cash pledged as collateral for operating lease	–	–	21,926
Write-down of property and equipment	–	–	14,750
	5,709,516	2,929,255	14,782,318
Loss before the undernoted	(5,709,516)	(2,929,255)	(14,782,318)
Other income (expenses):			
Interest income	34,831	–	34,831
Gain (loss) on extinguishment of debt (note 5)	(198,000)	–	93,507
Interest and financing costs (notes 4 and 9)	(2,126,574)	(59,824)	(2,356,617)
Other	(17,907)	(12,821)	(39,635)
	(2,307,650)	(72,645)	(2,267,914)
Net loss	$ (8,017,166)	$ (3,001,900)	$(17,050,232)
Loss per common share before extraordinary item - basic and diluted (note 10)	$ (0.29)	$ (0.16)	
Loss per common share after extraordinary item - basic and diluted (note 10)	$ (0.29)	$ (0.16)	
Weighted average common shares outstanding	27,779,177	18,461,267	

See accompanying notes to consolidated financial statements.

VALIDIAN CORPORATION

(A Development Stage Enterprise)
Consolidated Statements of Changes in
Stockholders' Equity (Deficiency) and Comprehensive Loss
For the six years ended December 31, 2004
(In U.S. dollars)

	Number	Common stock amount	Additional paid-in capital	Retained earnings prior to entering development stage	Deficit accumulated during development stage	Accumulated other compre-hensive income (loss)	Treasury stock	Total
Balances at December 31, 1998	61,333	$ 61	$ 23,058	$ 30,080	$ –	$ (7,426)	$ –	$ 45,773
Issued for mining claims	92,591	92	27,408	–	–	–	–	27,500
Issued for cash	3,000,000	3,000	27,000	–	–	–	–	30,000
Reverse acquisition	8,459,000	8,459	21,541	–	–	–	–	30,000
Fair value of warrants issued to unrelated parties	–	–	130,000	–	–	–	–	130,000
Shares issued upon exercise of warrants	380,000	380	759,620	–	–	–	–	760,000
Share issuance costs	–	–	(34,750)	–	–	–	–	(34,750)
Comprehensive loss:							–	
Net loss	–	–	–	(8,776)	(743,410)	–	–	(752,186)
Currency translation adjustment	–	–	–	–	–	11,837	–	11,837
Comprehensive loss								(740,349)
Balances at December 31, 1999	11,992,924	11,992	953,877	21,304	(743,410)	4,411	–	248,174
Shares issued upon exercise of warrants	620,000	620	1,239,380	–	–	–	–	1,240,000
Share issuance costs	–	–	(62,000)	–	–	–	–	(62,000)
Acquisition of common stock	–	–	–	–	–	–	(49,738)	(49,738)
Comprehensive loss:								
Net loss	–	–	–	–	(2,932,430)	–	–	(2,932,430)
Currency translation adjustment	–	–	–	–	–	(40,401)	–	(40,401)
Comprehensive loss								(2,972,831)
Balances at December 31, 2000	12,612,924	12,612	2,131,257	21,304	(3,675,840)	(35,990)	(49,738)	(1,596,395)
Shares issued in exchange for debt	2,774,362	2,774	2,216,715	–	–	–	–	2,219,489
Fair value of warrants issued to unrelated parties	–	–	451,500	–	–	–	–	451,500
Comprehensive loss:								
Net loss	–	–	–	–	(1,448,485)	–	–	(1,448,485)
Currency translation adjustment	–	–	–	–	–	62,202	–	62,202
Comprehensive loss								(1,386,283)
Balances at December 31, 2001	15,387,286	15,386	4,799,472	21,304	(5,124,325)	26,212	(49,738)	(311,689)

See accompanying notes to consolidated financial statements.

VALIDIAN CORPORATION

(A Development Stage Enterprise)
Consolidated Statements of Changes in
Stockholders' Equity (Deficiency) and Comprehensive Loss
For the six years ended December 31, 2004
(In U.S. dollars)

	Number	Common stock amount	Additional paid-in capital	Retained earnings prior to entering develop-ment stage	Deficit accumulated during development stage	Accumulated other compre-hensive income (loss)	Treasury stock	Total
Balances at December 31, 2001	15,387,286	$ 15,386	$ 4,799,472	$ 21,304	$ (5,124,325)	$ 26,212	$ (49,738)	$ (311,689)
Shares issued in consideration of consulting services	340,500	340	245,810	–	–	–	–	246,150
Comprehensive loss:								
Net loss	–	–	–	–	(906,841)	–	–	(906,841)
Currency translation adjustment on liquidation of investment in foreign subsidiary (note 2(j))	–	–	–	–	–	(26,212)	–	(26,212)
Comprehensive loss								(933,053)
Balances at December 31, 2002	15,727,786	15,726	5,045,282	21,304	(6,031,166)	–	(49,738)	(998,592)
Shares issued in exchange for debt	4,416,862	4,417	1,453,147	–	–	–	–	1,457,564
Shares issued in consideration of consulting and financing services	422,900	423	230,448	–	–	–	–	230,871
Fair value of warrants issued to unrelated parties for services	–	–	2,896,042	–	–	–	–	2,896,042
Fair value of stock purchase options issued to unrelated parties for services	–	–	597,102	–	–	–	–	597,102
Relative fair value of warrants issued to investors in conjunction with 4% senior subordinated convertible debentures	–	–	355,186	–	–	–	–	355,186
Intrinsic value of beneficial conversion feature on 4% convertible debentures issued to unrelated parties	–	–	244,814	–	–	–	–	244,814
Net loss and comprehensive loss	–	–	–	–	(3,001,900)	–	–	(3,001,900)
Balances at December 31, 2003	20,567,548	$ 20,566	$10,822,021	$ 21,304	$ (9,033,066)	$ –	$ (49,738)	$ 1,781,087

See accompanying notes to consolidated financial statements.

VALIDIAN CORPORATION

(A Development Stage Enterprise)
Consolidated Statements of Changes in
Stockholders' Equity (Deficiency) and Comprehensive Loss
For the six years ended December 31, 2004
(In U.S. dollars)

	Number	Common stock amount	Additional paid-in capital	Retained earnings prior to entering development stage	Deficit accumulated during development stage	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balances at December 31, 2003	20,567,548	$ 20,566	$10,822,021	$21,304	$(9,033,066)	$–	$(49,738)	$1,781,087
Shares issued in exchange for debt (notes 5 and 8(a))	464,000	464	429,536	–	–	–	–	430,000
Shares issued on conversion of 4% senior subordinated convertible debentures (notes 6 and 8(a))	2,482,939	2,483	1,238,986	–	–	–	–	1,241,469
Deferred financing costs transferred to additional paid in capital on conversion of 4% senior subordinated convertible debentures into common shares (note 6)	–	–	(721,097)	–	–	–	–	(721,097)
Shares issued pursuant to private placement of common shares and warrants (note 8(a) and 8(b))	6,666,666	6,667	5,993,333	–	–	–	–	6,000,000
Cost of share issuance pursuant to private placement	–	–	(534,874)	–	–	–	–	(534,874)
Shares issued in consideration of consulting and financing services (note 8(a))	70,000	70	72,730	–	–	–	–	72,800
Shares issued in consideration of penalties on late registration of shares underlying the 4% senior subordinated convertible debentures (note 8(a))	184,000	184	110,216	–	–	–	–	110,400
Fair value of stock purchase warrants issued to unrelated parties for services (note 8(b))	–	–	809,750	–	–	–	–	809,750

See accompanying notes to consolidated financial statements.

VALIDIAN CORPORATION
(A Development Stage Enterprise)
Consolidated Statements of Changes in
Stockholders' Equity (Deficiency) and Comprehensive Loss
For the six years ended December 31, 2004
(In U.S. dollars)

	Number	Common stock amount	Additional paid-in capital	Retained earnings prior to entering development stage	Deficit accumulated during development stage	Accumulated other comprehensive income (loss)	Treasury stock	Total
Relative fair value of warrants issued to investors in conjunction with 4% senior subordinated convertible debentures (notes 6 and 8(b))	–	–	861,522	–	–	–	–	861,522
Intrinsic value of beneficial conversion feature on 4% convertible debentures issued to unrelated parties (note 6)	–	–	538,478	–	–	–	–	538,478
Net loss and comprehensive loss	–	–	–	–	(8,017,166)	–	–	(8,017,166)
Balances at December 31, 2004	30,435,153	$ 30,434	$19,620,601	$ 21,304	$ (17,050,232)	$ -	$(49,738)	$ 2,572,369

See accompanying notes to consolidated financial statements.

VALIDIAN CORPORATION

(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
Years ended December 31, 2004 and 2003 and
the period from August 3, 1999 to December 31, 2004
(In U.S. dollars)

	2004	2003	Period from August 3, 1999 to December 31, 2004
Cash flows from operating activities:			
Net loss	$ (8,017,166)	$ (3,001,900)	$(17,050,232)
Items not involving cash:			
Depreciation of property and equipment	46,231	4,333	240,833
Non-cash consulting fees (note 8)	457,950	1,286,461	1,946,186
Non-cash interest expense	2,124,969	59,824	2,358,093
Non-cash penalties	110,400	–	110,400
Write-off of prepaid services	322,494	174,375	496,869
Write-off of deferred consulting services	1,048,100	–	1,048,100
Currency translation adjustment on liquidation of investment in foreign subsidiary	–	–	(26,212)
Gain on sale of property and equipment	–	–	(7,442)
Loss (gain) on extinguishment of debt	198,000	–	(93,507)
Write-off of accounts receivable	–	–	16,715
Write-off of due from related party	–	–	12,575
Loss on cash pledged as collateral for operating lease	–	–	21,926
Write-down of property and equipment	–	–	14,750
Change in non-cash operating working capital (note 15)	(614,089)	521,651	1,715,266
Net cash used in operating activities	(4,323,111)	(955,256)	(9,195,680)
Cash flows from investing activities:			
Additions to property and equipment	(161,749)	(3,674)	(485,269)
Proceeds on sale of property and equipment	–	–	176,890
Cash pledged as collateral for operating lease	–	–	(21,926)
Net cash used in investing activities	(161,749)	(3,674)	(330,305)
Cash flows from financing activities:			
Issuance of promissory notes	–	803,203	3,108,731
Repayment of promissory notes	–	–	(16,000)
Capital lease repayments	(1,435)	–	(1,435)
Issuance of 4% senior subordinated convertible debentures (note 6)	1,400,000	600,000	2,000,000
Debt issuance costs	(177,279)	(54,500)	(231,779)
Increase in due from related party	–	–	12,575
Issuance of common stock	6,000,000	–	8,030,000
Share issuance costs	(534,874)	–	(631,624)
Acquisition of common stock	–	–	(49,738)
Net cash provided by financing activities	6,686,412	1,348,703	12,220,730
Effects of exchange rates on cash and cash equivalents	–	–	18,431
Net increase in cash and cash equivalents	2,201,552	389,773	2,713,176
Cash and cash equivalents, beginning of period	546,423	156,650	34,799
Cash and cash equivalents, end of period	$ 2,747,975	$ 546,423	$ 2,747,975

See accompanying notes to consolidated financial statements.

VALIDIAN CORPORATION
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
Years ended December 31, 2004 and 2003
(In U.S. dollars)

1. **General:**

Validian Corporation (the "Corporation") was incorporated in the State of Nevada on April 12, 1989 as CCC Funding Corp. The Corporation underwent several name changes before being renamed to Validian Corporation on January 28, 2003.

Since August 3, 1999, the efforts of the Corporation have been devoted to the development of a high speed, highly secure method of transacting business using the internet, and to marketing initiatives designed to position the Corporation within the marketplace. Prior to August 3, 1999, the Corporation provided consulting services for web site implementation, multimedia CD design, computer graphic publication, as well as implementation of dedicated software solutions used in connection with the French Minitel and the internet. As the Corporation commenced development activities on this date, it is considered for financial accounting purposes to be a development stage enterprise and August 3, 1999 is the commencement of the development stage.

2. **Summary of significant accounting policies:**

(a) Basis of presentation:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and include the accounts of Validian Corporation and its wholly-owned subsidiaries, Sochrys Technologies Inc. and Evolusys S.A.

The consolidated financial statements have been prepared assuming that the Corporation will continue as a going concern. The Corporation has no revenues, has an accumulated deficit of $17,050,232 as of December 31, 2004, and has incurred a loss of $8,017,166 and negative cash flow from operations of $4,323,111 for the year then ended, and, as of December 31, 2005, the 4% senior subordinated convertible debentures will have reached maturity, at which time any unconverted balance plus accrued interest thereon, will become payable. In addition, the Corporation expects to continue to incur operating losses for the foreseeable future, and has no lines of credit or other financing facilities in place.

If the Corporation obtains further financing and generates revenue, it expects to incur operating expenditures of approximately $4.7 million for the year ending December 31, 2005. In the event the Corporation cannot raise the funds necessary to finance its research and development and sales and marketing activities, it may have to cease operations.

All of the factors above raise substantial doubt about the Corporation's ability to continue as a going concern. Management's plans to address these issues include raising capital

2. Summary of significant accounting policies (continued):

through the private placement of equity and the exercise of previously-issued equity instruments. The Corporation's ability to continue as a going concern is subject to management's ability to successfully implement these plans. Failure to do so could have a material adverse effect on the Corporation's position and or results of operations and could also result in the Corporation's ceasing operations. The consolidated financial statements do not include adjustments that would be required if the assets are not realized and the liabilities settled in the normal course of operations.

Even if successful in obtaining financing in the near term, the Corporation cannot be certain that cash generated from its future operations will be sufficient to satisfy its liquidity requirements in the longer term and it may need to continue to raise capital by issuing additional equity or by obtaining credit facilities. The Corporation's future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products and the level of its promotional activities and advertising required to generate product sales. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to the Corporation.

(b) Principles of consolidation:

The consolidated financial statements include the financial statements of the Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

(c) Cash and cash equivalents:

Cash and cash equivalents include liquid investments with original maturity dates of three months or less.

(d) Property and equipment:

Property and equipment is stated at cost less accumulated depreciation, and includes computer hardware and software, furniture and equipment, equipment under capital lease and leasehold improvements. These assets are being depreciated on a straight-line basis over their estimated useful lives, as follows: computer hardware, furniture and equipment: 3 years; equipment under capital lease: over the term of the lease, being 4 years; computer software: 1 year; leasehold improvements: over the term of the lease, being 2 years.

2.   Summary of significant accounting policies (continued):

(e) Leases:

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risk of ownership to the Corporation. Assets acquired under capital leases are depreciated on a straight-line basis over the term of the lease, being 4 years. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of lease payments is charged to expense.

(f) Deferred financing costs:

Deferred financing costs represent the costs associated with arranging the 4% senior subordinated convertible debenture financing. The costs are being amortized over the two year term of the debentures.

(g) Deferred consulting services:

Deferred consulting services represent the portion of prepaid non-cash consulting fees for services to be rendered in periods in excess of twelve months from the balance sheet date. Prepaid non-cash consulting fees related to services to be rendered within twelve months are included in prepaid expenses on the balance sheet. These costs will be charged to expenses as the services are rendered. If for any reason circumstances arise which would indicate that the services will not be performed in the future, these prepaid non-cash consulting fees will be charged to expenses immediately.

(h) Income taxes:

Deferred income taxes are determined using the asset and liability method, whereby deferred income tax is recognized on temporary differences using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences between the carrying values of assets or liabilities used for tax purposes and those used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. In assessing the realizability of deferred tax assets, management considers known and anticipated factors impacting whether some portion or all of the deferred tax assets will not be realized. To the extent that the realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

2. **Summary of significant accounting policies (continued):**

(i) Research and development:

Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers, and is generating significant revenue.

(j) Foreign currency translation:

The reporting currency for the financial statements of the Corporation is the United States dollar. The functional currency for the Corporation's wholly-owned subsidiary, Evolusys S.A., is the Swiss franc. Prior to 2002, the subsidiary's assets and liabilities were translated into U.S. dollars at the exchange rates applicable at the end of the reporting period. The statements of operations and cash flows were translated at the average monthly exchange rates during the year. The resulting translation gains or losses were accumulated as a separate component of stockholders' deficiency.

During 2002, Evolusys S.A. became an inactive subsidiary of the Corporation. As a result of this change in status, it was reclassified as an integrated foreign operation and the temporal method was adopted commencing in the period of the change. Consequently, the currency translation adjustment account was crystallized and reported in other income. The translated amounts for non-monetary items at the end of the period during which the subsidiary became inactive became the historical basis for those items in the period of the change and subsequent periods. The resulting foreign exchange gains or losses for monetary items were included in the statement of operations.

(k) Stock-based compensation:

The Corporation applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, to account for its stock options for employees. Under this method, compensation expense is recorded on the date of grant

(In U.S. dollars)

2. Summary of significant accounting policies (continued):

only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. These provisions are required to be applied to stock compensation granted to non-employees. As allowed by SFAS No. 123, the Corporation has elected to continue to apply the intrinsic value-based method of accounting described above for awards granted to employees, and has adopted the disclosure requirements of SFAS No. 123. As of December 31, 2004, no options have been granted to employees. Furthermore, there are no expenses on a fair value basis to be recognized in the years ended December 31, 2004 and 2003 as a result of previous option grants. As such, the pro forma net loss and basic and diluted net loss per share as calculated in accordance with SFAS No. 123 are equal to the net loss reported in the consolidated statement of operations for both the years ended December 31, 2004 and 2003.

(l) Impairment or disposal of long-lived assets:

The Corporation accounts for long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(m) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

(In U.S. dollars)

3. Property and equipment:

	Cost	Accumulated depreciation	2004 Net book value
Computer hardware and software	$ 99,826	$ 32,084	$ 67,742
Furniture and equipment	65,071	12,756	52,315
Leasehold improvements	10,632	3,236	7,396
Equipment under capital lease	14,766	2,769	11,997
	$ 190,295	$ 50,845	$ 139,450

	Cost	Accumulated depreciation	2003 Net book value
Computer hardware and software	$ 12,741	$ 4,527	$ 8,214
Furniture and equipment	1,039	87	952
	$ 13,780	$ 4,614	$ 9,166

During the year ended December 31, 2004, property and equipment were acquired at an aggregate cost of $176,515 (2003 - $3,674) of which $14,766 (2003 – $nil) was acquired by means of a capital lease and $161,749 (2003 - $3,674) was acquired through cash purchases.

(In U.S. dollars)

4. Deferred financing costs:

The following table sets forth the cost and accumulated amortization of the deferred financing costs:

	2004	2003
Balance, beginning of year	$ 491,450	--
Additions	994,829	$ 491,450
Amortization	(483,958)	--
Financing costs transferred to additional paid in capital on conversion of $1,120,000 in principal value of the 4% senior subordinated convertible debentures into common shares of the Corporation (note 6)	(721,097)	--
	$ 281,224	$ 491,450

During January 2004, the Corporation issued a total of $1,400,000 in principal amount of 4% senior subordinated convertible debentures, as a continuation of the $600,000 in 4% senior subordinated convertible debentures issued during December 2003 (note 6). In connection with the placement of the debentures, the Corporation incurred costs of $994,829 during the year ended December 31, 2004 (2003 - $491,450) of which $840,050 (2003 - $414,450) was financed through the issuance of the Corporation's Series H warrants and common shares.

Amortization of the deferred financing costs is included in interest and financing costs on the consolidated condensed statement of operations.

5. Promissory notes payable:

	2004	2003
Promissory notes payable, bearing interest at 12% due on demand, unsecured	$ 296,321	$ 466,285
	$ 296,321	$ 466,285

During the year ended December 31, 2004, the Corporation settled promissory notes in the amount of $169,964, plus accrued interest of $10,036, which was included in accrued

(In U.S. dollars)

5. Promissory notes payable (continued):

liabilities, through the issuance of 360,000 common shares of the Corporation (note 8(a)). In connection with this transaction, the Corporation recorded a loss on the extinguishment of debt of $198,000.

6. 4% Senior subordinated convertible debentures:

On January 26 and January 30, 2004, the Corporation issued $650,000 and $750,000, respectively (2003 - $600,000), in 4% senior subordinated convertible debentures, which mature on December 31, 2005. Under the terms of the debentures, the holder may, at any time, convert all or a portion of the outstanding principal plus accrued interest into common stock of the Corporation at a ratio of one common share for each $0.50 of debt converted. At maturity, any principal plus accrued interest which has not been converted into common stock by the holder, may be repaid by the Corporation, at its option, either in cash or in common shares of the Corporation, at a ratio of one common share for each $0.50 of debt outstanding. The conversion ratio will change if the price of future equity issuances is below $0.50.

Holders of the debentures were also granted 980,000 Series H warrants to purchase common stock of the Corporation (note 8(b)), at the ratio of seven warrants granted for each ten dollars invested. In accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $861,522, representing the relative fair value of the Series H warrants at the issuance date, has been allocated to the warrants and recorded as additional paid-in capital.

At the date of issuance, the conversion feature of the debentures was "in-the-money". The intrinsic value of this beneficial conversion feature was $538,478. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount has been recorded as additional paid-in capital.

The 4% senior subordinated convertible debentures are being accreted to their face value through periodic charges to interest expense over the term of the debentures.

During the year ended December 31, 2004, holders of the debentures exercised the conversion feature and converted a total of $1,220,000 in principal, and $21,469 in accrued interest which was included in accrued liabilities, into 2,482,939 common shares of the Corporation (Note 8(a)). Deferred financing costs of $721,097 (note 4) were charged to additional paid-in capital in respect of the debentures converted, resulting in a net credit to stockholders' equity of $520,372. Of the original principal of $2,000,000, the remaining principal outstanding on the debentures at December 31, 2004 is $780,000.

(In U.S. dollars)

6. 4% Senior subordinated convertible debentures (continued):

During the year ended December 31, 2004, the Corporation accreted the debentures payable through charges to interest expense totaling $1,552,073 (2003 – $nil). Included in this amount is $1,076,151, which represents the unamortized discount that was recognized as interest expense during the year ended December 31, 2004 as a result of the conversion of debentures into common shares of the Corporation. The following table sets forth the financial statement presentation of the debentures issued at December 31, 2004 and 2003, the accretion of the 4% senior subordinated convertible debentures, the principal converted into common shares of the Corporation, and the balance allocated to 4% senior subordinated convertible debentures:

	2004	2003
Cumulative proceeds 4% senior subordinated convertible Debentures	$ 2,000,000	$ 600,000
Allocated to additional paid-in capital for:		
980,000 Series H warrants	(1,216,708)	(355,186)
Beneficial conversion feature	(783,292)	(244,814)
Proceeds allocated to 4% senior subordinated convertible debentures upon issuance	--	--
Accretion of the 4% senior subordinated convertible debentures as a charge to interest and financing costs	1,552,073	--
Principal converted into common shares of the Corporation	(1,220,000)	--
Balance allocated to 4% senior subordinated convertible debentures, end of year	$ 332,073	$ --

As the 4% senior subordinated convertible debentures will reach maturity and become payable effective December 31, 2005, they have been classified as a current liability at December 31, 2004.

(In U.S. dollars)

7. Capital lease obligation:

During April, 2004, the Corporation entered into a capital lease arrangement in respect of office equipment. Future minimum payments remaining under this agreement are approximately as follows:

	2004	2003
Year ended December 31:		
2005	$ 6,015	$ --
2006	6,015	--
2007	6,015	--
2008	1,504	--
Total minimum lease payments	19,549	--
Less amount representing interest, at 23.9%	(6,218)	--
Present value of net minimum lease payments	13,331	--
Current portion of capital lease obligation	3,092	--
	$ 10,239	$ --

8. Stockholders' equity:

(a) Common stock transactions:

On March 8, 2004, the Corporation completed a private placement for 6,666,666 common shares and 3,333,333 Series I warrants (note 8(b)), for proceeds of $6,000,000. Share issuance costs of $775,163, of which $240,289 were incurred through the issuance of Series I warrants, were incurred with respect to the private placement.

During the year ended December 31, 2004, the Corporation issued 40,000 shares of its common stock, valued at $42,500, to an unrelated company in consideration for consulting services rendered prior to December 31, 2004.

In connection with the issuance of the 4% senior convertible debentures (note 6), the Corporation issued 30,000 shares of its common stock, valued at $30,300, to an unrelated company in consideration of financing fees, which has been included in deferred financing costs and is being expensed on a straight-line basis over the term to maturity of the debentures.

(In U.S. dollars)

8. Stockholders' equity (continued):

(a) Common stock transactions (continued):

During the year ended December 31, 2004, the Corporation issued 2,482,939 shares of its common stock to holders of its 4% senior subordinated convertible debentures, in connection with the conversion of $1,241,469 of debenture principal and accrued interest (note 6). Deferred financing costs of $721,097 (note 4), were charged to additional paid-in capital in respect of the debentures converted, resulting in a net credit to stockholders' equity of $520,372.

Also during the year ended December 31, 2004, the Corporation issued 184,000 shares of its common stock, valued at $110,400, in satisfaction of penalties incurred on late filing and late registration of common stock underlying the conversion feature of the 4% senior subordinated convertible debentures.

In addition, the Corporation issued 360,000 shares of its common stock in connection with the settlement of $169,964 of its 12% promissory notes plus accrued interest of $10,036 (note 5).

During the year ended December 31, 2004, the Corporation issued 104,000 shares of its common stock in connection with the exercise of 104,000 of the Series F warrants (note 8(b)) in consideration for the cancellation of $52,000 in accounts payable.

(b) Transactions involving stock purchase warrants:

In connection with the placement of its 4% senior subordinated convertible debentures (note 6), the Corporation issued 1,827,500 Series H warrants, as follows: 847,500 Series H warrants were issued to unrelated parties in consideration for financing services rendered in connection with the placement of the debentures; and 980,000 Series H warrants were issued to the holders of the debentures. The Series H warrants entitle the holders to purchase a total of 1,827,500 common shares of the Corporation at an exercise price of $0.50 per share, are exercisable at any time, and expire on December 31, 2006. The exercise price will change if the price of future equity issuances is below $0.50. $809,750, representing the fair value of the Series H warrants issued in relation to financing services, has been included in deferred financing costs, and is being charged to expense on a straight-line basis over the term of the debentures.

VALIDIAN CORPORATION
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
Years ended December 31, 2004 and 2003
(In U.S. dollars)

8. Stockholders' equity (continued):

(b) Transactions involving stock purchase warrants (continued):

As stated in note 6, $861,522, representing the relative fair value of the Series H warrants issued to the debenture holders, has been charged to additional paid-in capital. The fair value of the Series H warrants was calculated using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield 0%; risk-free interest rate of 2.28%; expected volatility of 189%, and an expected life of 3 years.

In connection with the private placement of 6,666,666 common shares of the Corporation (note 8(a)), the Corporation issued a total 3,513,333 Series I warrants during the year ended December 31, 2004, as follows: 3,333,333 Series I warrants were issued to the investors in the private placement; and 180,000 Series I warrants were issued to an unrelated party in consideration for financing services rendered in connection with the private placement. The Series I warrants entitle the holders to purchase a total of 3,513,333 common shares of the Corporation at an exercise price of $0.90 per share, are exercisable at any time, and expire on March 8, 2009. The exercise price will change if the price of future equity issuances is below $0.90. The fair value of the Series I warrants issued in relation to financing services is $240,289, calculated using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield 0%; risk-free interest rate of 2.74%; expected volatility of 177%, and expected life of 5 years.

During the year ended December 31, 2004, 4,000,000 of the Series F warrants were cancelled in consideration for the termination of a long-term service agreement, resulting in the write-off of prepaid services and deferred consulting services of $322,494 and $1,048,100, respectively.

Also during the year ended December 31, 2004, 104,000 of the Series F warrants were exercised, for 104,000 shares of the Corporation's common stock (note 8(a)), in consideration for the cancellation of $52,000 in accounts payable.

On December 31, 2004, 320,000 Series B warrants expired.

Following is a description of stock purchase warrants outstanding at December 31, 2004 and 2003:

VALIDIAN CORPORATION
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
Years ended December 31, 2004 and 2003
(In U.S. dollars)

8. **Stockholders' equity (continued):**

	Exercise Price	Expiry	Outstanding 2004	Outstanding 2003
Series B	$3.00	December, 2004	--	320,000
Series E	0.33	December, 2007	2,155,000	2,155,000
Series F	0.50	May, 2007	3,896,000	8,000,000
Series G	0.75	September, 2005	400,000	400,000
Series H	0.50	December, 2006	2,727,500	900,000
Series I	0.90	March, 2009	3,513,333	--
			12,691,833	11,775,000

(c) Transactions involving stock options:

During the year ended December 31, 2004, the Corporation agreed to grant 150,000 stock options to non-employees to purchase 150,000 common shares, at exercise prices as follows: 75,000 at $0.90, and 75,000 at $0.95. The options vested on various dates ranging from October 1, 2004 to November 24, 2004, and will be exercisable for a period of five years commencing from the grant date, subject to early forfeiture in the event the holder ceases to be engaged by the Corporation prior to the stated expiry date. These options were issued in March, 2005 (note 17).

A liability in the amount of $54,965 has been included in accrued liabilities at December 31, 2004 based on the fair value of the options granted as consideration for services rendered in connection with these agreements. Related expenses of $50,584 and $4,381 have been included in selling, general and administrative expenses, and research and development, respectively, for the year ended December 31, 2004. The fair value was determined using the following weighted average assumptions: expected dividend yield 0%; risk-free interest rate of 3.77%; expected volatility of 167%; and an average expected life of 4.14 years.   On March 8, 2005, 150,000 stock options were issued in settlement of this liability.

During the year ended December 31, 2003, the Corporation granted 3,912,302 stock options to non-employees in consideration for consulting services rendered. These stock options entitle the holders to purchase 3,912,302 common shares of the Corporation at an exercise price of $0.33 per share. The options vested immediately upon their issuance, and are exercisable until May 7, 2008. An expense of $93,098 and

(In U.S. dollars)

8. Stockholders' equity (continued):

$504,004 was included in research and development and selling, general and administrative expense, respectively, which reflected the fair value of the options, which was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield 0%; risk-free interest rate of 2.64%; expected volatility of 139%; and expected life of 5 years. At December 31, 2004, all of these options remain outstanding.

(d) Summary of stock-based compensation:

The following table presents the total of stock-based compensation included in the expenses of the Corporation for the years 2004 and 2003.

	2004	2003
Selling, general and administrative	$ 453,569	$ 950,645
Research and development	4,381	335,816
Total stock-based compensation included in expenses	$ 457,950	$ 1,286,461

In addition to the above, $110,400 in stock-based expense incurred in relation to penalties on late filing and late registration of common stock underlying the conversion feature of the 4% senior subordinated convertible debentures (note 8(a)), has been included in selling, general and administrative expenses for the year ended December 31, 2004 (2003 - $nil).

(In U.S. dollars)

9. Interest and financing costs:

The following table sets forth the charges to interest and financing costs during the years ended December 31, 2004 and 2003:

	2004	2003
Interest and financing costs relating to 4% senior convertible debentures:	$ 51,563	--
Accrued interest	1,552,073	--
Accretion of the debentures payable (note 6)	483,958	--
	2,087,594	
Accrued interest on 12% promissory notes	37,375	$ 49,482
Accrued interest on 5% promissory notes	--	10,342
Interest portion of capital lease payments	1,605	--
Total interest and financing costs	$ 2,126,574	$ 59,824

10. Loss per share:

As the Corporation incurred a net loss during the years ended December 31, 2004 and 2003, the loss and diluted loss per common share are based on the weighted-average common shares outstanding during the year. The following outstanding instruments could potentially dilute loss per share for the periods presented:

	2004	2003
Stock options	3,912,302	3,912,302
Series B stock purchase warrants	--	320,000
Series E stock purchase warrants	2,155,000	2,155,000
Series F stock purchase warrants	3,896,000	8,000,000
Series G stock purchase warrants	400,000	400,000
Series H stock purchase warrants	2,727,500	900,000
Series I stock purchase warrants	3,513,333	--
	16,604,135	15,687,302

(In U.S. dollars)

11. Related party transactions:

Included in selling, general and administrative expenses for the year ended December 31, 2004, is $10,000 in administrative charges and $6,229 in reimbursable expenses paid to a company controlled by two of the Corporation's officers and directors.

As discussed in note 12(b), the Corporation also entered into an agreement to sublease excess office space to a related company.

12. Guarantees and Commitments:

a) Guarantee

The Corporation has entered into an agreement that contains features which meet the definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"). FIN 45 defines a guarantee to be a contract that contingently requires the Corporation to make payments (either in cash, financial instruments, other assets, common stock of the Corporation or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, liability or an equity security of the other party.

The Corporation has the following guarantee that is subject to the disclosure requirements of FIN 45: In the normal course of business, the Corporation entered into a lease agreement for facilities. As the lessee, the Corporation agreed to indemnify the lessor for liabilities that may arise from the use of the leased facility. The maximum amount potentially payable under the foregoing indemnity cannot be reasonably estimated. The Corporation has liability insurance that relates to the indemnification described above.

Historically, the Corporation has not made any significant payments related to the above-noted indemnity and accordingly, no liability has been accrued in the financial statements.

(In U.S. dollars)

12. Guarantees and Commitments (continued):

b) Commitment

During April, 2004, the Corporation entered into a lease agreement for office space. Minimum annual rent payable under this contract is approximately as follows:

2005	$	69,450
2006		23,150
Total	$	92,600

Effective July 1, 2004, the Corporation also entered into an agreement to sublease excess office space to a related company. The companies are related by virtue of an officer and director of the Corporation being also an officer and director of the other company. Included in accounts receivable is $14,181 (2003 - $nil) in rent receivable pursuant to this sublease agreement. The transaction has been recorded at the exchange amount.

Rent expense incurred under the operating lease for the year ended December 31, 2004 was $95,816 (2003 - $nil).

13. Financial instruments:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and promissory notes payable approximates fair value due to the short term to maturity of these instruments.

The carrying value of the capital lease obligation approximates fair value due to the fact that it was negotiated close to the year end.

VALIDIAN CORPORATION
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
Years ended December 31, 2004 and 2003
(In U.S. dollars)

14.   Income taxes:

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities as reported for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	2004	2003
Deferred tax asset:		
Net operating loss carryforwards	$ 2,842,000	$ 1,413,000
Capital loss carryforwards	1,050,000	1,050,000
Financing fees	12,000	20,000
Total gross deferred tax asset	3,904,000	2,483,000
Valuation allowance	3,904,000	2,483,000
Net deferred taxes	$ --	$ --

Income tax expense attributable to loss before income taxes was $Nil (2003 - $Nil) and differed from the amounts computed by applying the U.S. federal income tax rate of 34% (2003 - 34%) to the net loss as a result of the following:

	2004	2003
Expected tax rate	34%	34%
Expected tax recovery applied to net loss before income taxes	$ (2,725,836)	$ (1,020,646)
Increase (decrease) in taxes resulting from:		
Change in valuation allowance	1,421,000	560,000
Compensation expense	107,000	397,000
Interest and financing costs	663,000	--
Write-off of prepaid services	110,000	59,000
Write-off of deferred consulting services	356,000	--
Loss on extinguishment of debt	67,000	--
Other	1,836	4,646
	$ --	$ --

(In U.S. dollars)

14. Income taxes (continued):

The Corporation has net operating losses of $8,360,000 (2003 - $4,155,000) which are available to reduce U.S. taxable income and which expire as follows:

2019	$ 391,000
2020	675,000
2021	521,000
2022	897,000
2023	1,671,000
2004	4,205,000
	$ 8,360,000

15. Change in non-cash operating working capital:

	2004	2003
Accounts receivable	$ (42,518)	$ --
Prepaid expenses	(113,883)	19,563
Accounts payable	(424,172)	449,884
Accrued liabilities	(33,516)	52,204
	$ (614,089)	$ 521,651

(In U.S. dollars)

16. Supplementary cash flow information:

The Corporation paid no income taxes during the year ended December 31, 2004, nor during the year ended December 31, 2003. Interest paid in cash during the years ended December 31, 2004 and December 31, 2003 were $1,605 and $nil, respectively.

Non-cash financing activities are excluded from the consolidated statement of cash flows. The following is a summary of such activities:

	2004	2003
Conversion of 4% senior subordinated convertible debentures and accrued interest, net of deferred financing costs of $721,097	$ 520,372	$ --
Conversion of promissory notes and accrued interest	180,000	1,457,564
Debt issuance costs	840,050	436,950
Share issuance costs	240,289	--
Issuance of 104,000 shares of the Corporation's common stock on the exercise of 104,000 Series F warrants, in consideration for the cancellation of $52,000 in accounts payable	52,000	--
Increase in capital lease obligation	14,766	--
Total	$ 1,847,477	$ 1,894,514

(In U.S. dollars)

17. Subsequent events:

During January and February, 2005, holders of the 4% senior subordinated convertible debentures converted a total of $331,341 in principal and $19,692 in accrued interest, net of deferred financing costs of $148,659, into 999,384 common shares of the Corporation. In connection with these conversions, the Corporation will record interest and financing costs of $259,823, which represents the unamortized discount at the time of conversion.

On March 8, 2005 the Board of Directors gave approval for the granting of 500,000 stock options to employees and consultants under the Corporation's 2004 Incentive Equity Plan. 150,000 of these options were granted to consultants in respect of services provided during 2004, and the related expense, based on the fair value of the options, was accrued at December 31, 2004 (note 8(c)). 50,000 of the options were forfeited effective March 8, 2005 as a result of the termination of the related consulting agreement on November 30, 2004. The remaining 350,000 options were granted to employees, and include the following provisions: all of the options vested immediately upon issuance; 250,000 had an exercise price of $0.90; 100,000 had an exercise price of $0.50; the expiry dates for unexercised options range from March 31, 2009 to December 31, 2009. All of the options granted under the Corporation's 2004 Incentive Equity Plan contain a provision for early forfeiture in the event the holder ceases to be engaged by the Corporation prior to the stated expiry date.

On March 21, 2005, the Corporation's Restated Articles of Incorporation were amended to increase the number of shares of common stock, par value $0.001 per share, authorized for issuance from 50,000,000 to 100,000,000, and to increase the number of shares of preferred stock, par value $0.001 per share, authorized for issuance from 5,000,000 to 7,000,000.

VALIDIAN CORPORATION AND SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE
CONSOLIDATED CONDENSED BALANCE SHEETS
(Unaudited)

	March 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 1,863,171	$ 2,747,975
Accounts receivable (note 11(b))	56,876	42,518
Prepaid expenses	233,758	241,450
	2,153,805	3,031,943
Property and equipment, net of accumulated depreciation of $72,711 (December 31, 2004 - $50,845)	136,883	139,450
Deferred financing costs (note 3)	92,125	281,224
Deferred consulting services	140,977	171,187
Total assets	$ 2,523,790	$3,623,804
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities (note 7(c))	$ 283,223	$ 409,710
Promissory notes payable (note 4)	296,321	296,321
4% Senior subordinated convertible debentures (note 5)	170,019	332,073
Current portion of capital lease obligation (note 6)	3,244	3,092
Total current liabilities	752,807	1,041,196
Capital lease obligation (note 6)	9,254	10,239
Total liabilities	762,061	1,051,435
Stockholders' Equity:		
Common stock, ($0.001 par value. Authorized 50,000,000 shares; Issued and outstanding 31,434,537 and 30,435,153 shares at March 31, 2005 and December 31, 2004, respectively.)	31,433	30,434
Preferred stock ($0.001 par value. Authorized 5,000,000 shares; issued and outstanding Nil shares at March 31, 2005 and at December 31, 2004)	--	--
Additional paid in capital	20,025,599	19,620,601
Deficit accumulated during the development stage	(18,266,869)	(17,050,232)
Retained earnings prior to entering development stage	21,304	21,304
Treasury stock (7,000 shares at March 31, 2005 and December 31, 2004, at cost)	(49,738)	(49,738)
Total stockholders' equity	1,761,729	2,572,369
Guarantees and Commitments (note 11)		
Subsequent events (note 13)		
Total liabilities and stockholders' equity	$2,523,790	$3,623,804

See accompanying notes to unaudited interim period consolidated condensed financial statements.

VALIDIAN CORPORATION AND SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE
Consolidated Condensed Statements of Operations
For the three months ended March 31, 2005 and 2004 and for
the Period from August 3, 1999 to March 31, 2005
(Unaudited)

	Three Months Ended March 31,		Period from August 3, 1999 to March 31,
	2005	2004	2005
Operating expenses (income):			
Selling, general and administrative (note 11(b))	$509,773	$ 578,241	$7,779,821
Research and development	322,849	222,299	5,990,793
Depreciation	21,866	1,864	262,699
Gain on sale of property and equipment	--	--	(7,442)
Write-off of prepaid services	--	322,494	496,869
Write-off of deferred consulting services	--	1,048,100	1,048,100
Write-off of accounts receivable	--	--	16,715
Write-off of due from related party	--	--	12,575
Loss on cash pledged as collateral for operating lease	--	--	21,926
Write-down of property and equipment	--	--	14,750
	854,488	2,172,998	15,636,806
Loss before the undernoted	(854,488)	(2,172,998)	(15,636,806)
Other income (expenses):			
Interest income	10,769	--	45,600
Gain (loss) on extinguishment of debt	--	(198,000)	93,507
Interest and financing costs (note 8)	(372,276)	(320,497)	(2,728,893)
Other	(642)	(10,337)	(40,277)
	(362,149)	(528,834)	(2,630,063)
Net loss	$(1,216,637)	$(2,701,832)	$(18,266,869)
Loss per share – basic and diluted (note 9)	$(0.04)	$(0.12)	
Weighted average number of common shares outstanding during period	31,176,543	22,599,196	

See accompanying notes to unaudited interim period consolidated condensed financial statements.

VALIDIAN CORPORATION AND SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2005 and 2004 and for
the Period from August 3, 1999 to March 31, 2005
(Unaudited)

	Three Months Ended March 31,		Period from August 3, 1999 to March 31,
	2005	2004	2005
Cash flows from operating activities:			
Net loss	$ (1,216,637)	$(2,701,832)	$ (18,266,869)
Adjustments to reconcile net loss to net cash used in			
Operating activities:			
Depreciation of property and equipment	21,866	1,864	262,699
Non-cash compensation expense	30,209	163,933	1,976,395
Non-cash interest and financing expense	371,490	320,497	2,729,583
Non-cash penalties	--	--	110,400
Write-off of prepaid services	--	322,494	496,869
Write-off of deferred consulting services	--	1,048,100	1,048,100
Currency translation adjustment on liquidation of investment in foreign subsidiary	--	--	(26,212)
Gain on sale of property and equipment	--	--	(7,442)
Loss (gain) on extinguishment of debt	--	198,000	(93,507)
Write-off of accounts receivable	--	--	16,715
Write-off of due to related party	--	--	12,575
Loss on cash pledged as collateral for operating lease	--	--	21,926
Write-down of property and equipment	--	--	14,750
Increase (decrease) in cash resulting from changes in:			
Accounts receivable	(14,358)	(5,208)	(45,113)
Prepaid expenses	7,692	(70,487)	(155,438)
Due to a related party	--	--	(5,178)
Accounts payable and accrued liabilities	(64,934)	(251,677)	1,849,395
Net cash used in operating activities	(864,672)	(974,316)	(10,060,352)
Cash flows from investing activities:			
Additions to property and equipment	(19,299)	(14,144)	(504,568)
Proceeds on sale of property and equipment	--	--	176,890
Cash pledged as collateral for operating lease	--	--	(21,926)
Net cash used in investing activities	(19,299)	(14,144)	(349,604)
Cash flows from financing activities:			
Capital lease repayments	(833)	--	(2,268)
Increase in due from related party	--	--	12,575
Issuance of common shares	--	6,000,000	8,030,000
Share issuance costs	--	(420,000)	(631,624)
Redemption of common stock	--	--	(49,738)
Issuance of promissory notes	--	--	3,108,731
Issuance of 4% senior subordinated convertible debentures	--	1,400,000	2,000,000
Debt issuance costs	--	(123,852)	(231,779)
Repayment of promissory notes	--	--	(16,000)
Net cash provided by financing activities	(833)	6,856,148	12,219,897
Effects of exchange rates on cash and cash equivalents	--	--	18,431
Net increase (decrease) in cash and cash equivalents	(884,804)	5,867,688	1,828,372
Cash and cash equivalents:			
Beginning of period	2,747,975	546,423	34,799
End of period	$1,863,171	$ 6,414,111	$1,863,171

See accompanying notes to unaudited interim period consolidated condensed financial statements.

VALIDIAN CORPORATION AND SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE
Notes to Consolidated Condensed Financial Statements
March 31, 2005
(Unaudited)

Validian Corporation (the "Company") was incorporated in the State of Nevada on April 12, 1989 as CCC Funding Corp. The Company underwent several name changes before being renamed to Validian Corporation on January 28, 2003.

Since August 3, 1999, the efforts of the Company have been devoted primarily to the development of a high speed, highly secure method of exchanging data between applications using the internet, and to marketing initiatives designed to position the Company within the marketplace. Prior to August 3, 1999, the Company provided consulting services for web site implementation, multimedia CD design, computer graphic publication, as well as implementation of dedicated software solutions used in connection with the French Minitel and the internet. As the Company commenced development activities on this date, it is considered for financial accounting purposes to be a development stage enterprise and August 3, 1999 is the commencement of the development stage.

1. Basis of Presentation

The accompanying consolidated condensed financial statements include the accounts of Validian Corporation and its wholly owned subsidiaries (collectively, the "Company") after elimination of all significant intercompany balances and transactions. The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management has based its assumptions and estimates on the facts and circumstances currently known, final amounts may differ from such estimates.

The interim financial statements contained herein are unaudited but, in the opinion of management, include all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the financial position and results of operations of the Company for the periods presented. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the operating results for the full fiscal year ending December 31, 2005. Moreover, these financial statements do not purport to contain complete disclosure in conformity with generally accepted accounting principles used in the United States of America and should be read in conjunction with the Company's audited financial statements at and for the year ended December 31, 2004.

The consolidated condensed financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no revenues, has an accumulated deficit of $18,266,869 as at March 31, 2005, and has incurred a loss of $1,216,637 and negative cash flow from operations of $864,672 for the three months then ended. Additionally, as of December 31, 2005, the 4% senior subordinated convertible debentures will have reached maturity, at which time any unconverted balance plus accrued interest thereon, will become payable. The Company also expects to continue to incur operating losses for the foreseeable future, and has no lines of credit or other financing facilities in place.

If the Company obtains further financing and generates revenue, it expects to incur operating expenditures of approximately $4.7 million for the year ending December 31, 2005. In the event the Company cannot raise the funds necessary to finance its research and development and sales and marketing activities, it may have to cease operations.

All of the factors above raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address these issues include raising capital through the private placement of equity and the exercise of previously-issued equity instruments. The Company's ability to continue as a going concern is subject to management's ability to successfully implement these plans. Failure to do so could have a material adverse effect on the Company's position and or results of operations and could also result in the Company ceasing operations. The consolidated financial statements do not include adjustments that would be required if the assets are not realized and the liabilities settled in the normal course of operations.

Even if successful in obtaining financing in the near term, the Company cannot be certain that cash generated from its future operations will be sufficient to satisfy its liquidity requirements in the longer term and it may need to continue to raise capital by issuing additional equity or by obtaining credit facilities. The Company's future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products and the level of its promotional activities and advertising required to generate product sales. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to the Company.

2. Significant accounting policies

(a) Property and equipment:

Property and equipment is stated at cost less accumulated depreciation, and includes computer hardware and software, furniture and equipment, equipment under capital lease and leasehold improvements. These assets are being depreciated on a straight-line basis over their estimated useful lives, as follows: computer hardware, furniture and equipment: 3 years; equipment under capital lease: over the term of the lease, being 4 years; computer software: 1 year; leasehold improvements: over the term of the lease, being 2 years.

(b) Leases:

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risk of ownership to the Company. Assets acquired under capital leases are depreciated on a straight-line basis over the term of the lease, being 4 years. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of lease payments is charged to expense.

(c) Deferred financing costs:

Deferred financing costs represent the costs associated with arranging the 4% senior subordinated convertible debenture financing. The costs are being amortized over the two year term of the debentures.

(d) Deferred consulting services:

Deferred consulting services represent the portion of prepaid non-cash consulting fees for services to be rendered in periods in excess of twelve months from the balance sheet date. Prepaid non-cash consulting fees related to services to be rendered within twelve months are included in prepaid expenses on the balance sheet. These costs will be charged to expenses as the services are rendered. If for any reason circumstances arise which would indicate that the services will not be performed in the future, these prepaid non-cash consulting fees will be charged to expense immediately.

VALIDIAN CORPORATION AND SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE
Notes to Consolidated Condensed Financial Statements
March 31, 2005
(Unaudited)

2. Significant accounting policies (continued)

(e) Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, to account for its stock options for employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. These provisions are required to be applied to stock compensation granted to non-employees. As permitted by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above for awards granted to employees, and has adopted the disclosure requirements of SFAS No. 123.

Had compensation costs in respect of options granted to employees been determined using the fair value based method at the grant date, the Company's pro forma net loss and basic and diluted loss per share for the three months ended March 31, 2005 and 2004 would have been as follows:

	2005	2004
Net loss, as reported	$(1,216,637)	$(2,701,832)
Add stock-based employee compensation expense included in net loss	--	--
Deduct total stock-based employee compensation expense determined under the fair value-based method for all awards	(161,585)	--
Pro forma net loss	$(1,378,222)	$(2,701,832)
Earnings per share:		
Basic and diluted - as reported	$(0.04)	$(0.12)
Basic and diluted – pro forma	$(0.04)	$(0.12)

3. Deferred financing costs

The following table sets forth the change in deferred financing costs:

	March 31, 2005	December 31, 2004
Balance, beginning of period	$ 281,224	$ 491,450
Additions	--	994,829
Amortization	(40,440)	(483,958)
Financing costs transferred to additional paid in capital on conversion of $480,000 (year ended December 31, 2004 - $1,220,000) in principal value of the 4% senior subordinated convertible debentures into common shares of the Company (note 5)	(148,659)	(721,097)
Balance, end of period	$ 92,125	$ 281,224

During December, 2003 and January, 2004, the Company issued a total of $2,000,000 in principal amount of 4% senior subordinated convertible debentures (note 5). In connection with the placement of the debentures, the Company incurred costs of $1,486,279, of which $1,254,500 was financed through the issuance of the Company's Series H warrants and common shares.

Amortization of the deferred financing costs is included in interest and financing costs on the consolidated condensed statement of operations.

4. Promissory Notes Payable

	March 31, 2005	December 31, 2004
Promissory notes payable, bearing interest at 12%, due on demand, unsecured	$ 296,321	$ 296,321

5. 4% Senior Subordinated Convertible Debentures

On December 30, 2003, and on January 26 and January 30, 2004, the Company issued $600,000, $650,000 and $750,000, respectively, in 4% senior subordinated convertible debentures, which mature on December 31, 2005. Under the terms of the debentures, the holder may, at any time, convert all or a portion of the outstanding principal plus accrued interest into common stock of the Company at a ratio of one common share for each $0.50 of debt converted. At maturity, any principal plus accrued interest which has not been converted into common stock by the holder, may be repaid by the Company, at its option, either in cash or in common shares of the Company, at a ratio of one common share for each $0.50 of debt outstanding. The conversion ratio will change if the price of future equity issuances is below $0.50.

Holders of the debentures were also granted 1,400,000 Series H warrants to purchase common stock of the Company at the ratio of seven warrants granted for each ten dollars invested. In accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $1,216,708, representing the relative fair value of the Series H warrants at the issuance date, was allocated to the warrants and recorded as additional paid-in capital.

At the date of issuance, the conversion feature of the debentures was "in-the-money". The intrinsic value of this beneficial conversion feature was $783,292. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital.

The 4% senior subordinated convertible debentures are being accreted to their face value through periodic charges to interest expense over the term of the debentures.

During the three months ended March 31, 2005, holders of the debentures exercised the conversion feature and converted a total of $480,000 in principal, and $19,692 in accrued interest which was included in accounts payable and accrued liabilities, into 999,384 common shares of the Company (Note 7(a)). Deferred financing costs of $148,659 (note 3) were charged to additional paid-in capital in respect of the debentures converted, resulting in a net credit to stockholders' equity of $351,033. Of the original principal of $2,000,000, the remaining principal outstanding on the debentures as at March 31, 2005 is $300,000. (December 31, 2004 - $780,000).

During the three months ended March 31, 2005, the Company accreted the debentures payable through charges to interest expense totaling $317,946. Included in this amount is $259,823, which represents the unamortized discount that was recognized as interest expense during the three months ended March 31, 2005 as a result of the conversion of debentures into common shares of the Company (Note 7(a)).

The following table sets forth the financial statement presentation of the debenture proceeds on issuance:

Cumulative proceeds 4% senior subordinated convertible debentures	$2,000,000
Allocated to additional paid-in capital for:	
1,400,000 Series H warrants	(1,216,708)
Beneficial conversion feature	(783,292)
Proceeds allocated to 4% senior subordinated convertible debentures upon issuance	$ --

VALIDIAN CORPORATION AND SUBSIDIARIES

A DEVELOPMENT STAGE ENTERPRISE
Notes to Consolidated Condensed Financial Statements
March 31, 2005
(Unaudited)

5. 4% Senior Subordinated Convertible Debentures (continued)

The following table sets forth the changes in the financial statement presentation of the balance allocated to 4% senior subordinated convertible debentures at March 31, 2005 and December 31, 2004:

	March 31, 2005	December 31, 2004
Balance allocated to 4% senior subordinated convertible debentures, beginning of period	$ 332,073	$ --
Accretion of the 4% senior subordinated convertible debentures As a charge to interest and financing costs during the period	317,946	1,552,073
Principal converted into common shares of the Corporation during the period	(480,000)	(1,220,000)
Balance allocated to 4% senior subordinated convertible debentures, end of period	$ 170,019	$ 332,073

As the 4% senior subordinated convertible debentures will reach maturity and become payable effective December 31, 2005, they have been classified as a current liability at March 31, 2005 and December 31, 2004.

6. Capital lease obligation

During April, 2004, the Company entered into a capital lease arrangement in respect of office equipment. Future minimum payments remaining under this agreement are approximately as follows:

Year ended December 31:	
2005	$ 4,466
2006	5,955
2007	5,955
2008	1,489
Total minimum lease payments	17,865
Less amount representing interest, at 23.9%	5,367
Present value of net minimum lease payments	12,498
Current portion of capital lease obligation	3,244
	$ 9,254

7. Stockholders' Equity

a) Common stock transactions

During the three months ended March 31, 2005, the Company issued 999,384 shares of its common stock to holders of its 4% senior subordinated convertible debentures, in connection with the conversion of $499,692 of debenture principal and accrued interest (note 5). Deferred financing costs of $148,659 (note 3), were charged to additional paid-in capital in respect of the debentures converted, resulting in a net credit to shareholders' equity of $351,033.

7. Stockholders' Equity (continued)

b) Transactions involving stock purchase warrants

There were no transactions involving stock purchase warrants during the three months ended March 31, 2005.

Following is a description of stock purchase warrants outstanding at March 31, 2005 and December 31, 2004:

	Exercise Price	Expiry	Outstanding March 31, 2005	Outstanding December 31, 2004
Series E	$0.33	December, 2007	2,155,000	2,155,000
Series F	0.50	May, 2007	3,896,000	3,896,000
Series G	0.75	September, 2005	400,000	400,000
Series H	0.50	December, 2006	2,727,500	2,727,500
Series I	0.90	March, 2009	3,513,333	3,513,333
			12,691,833	12,691,833

c)   Transactions involving stock options

During the three months ended March 31, 2005, the Company granted 500,000 stock options to employees and consultants under the Company's 2004 Incentive Equity Plan. 150,000 of these options were granted to consultants in respect of services provided during 2004, and 350,000 options were granted to employees.

The options granted to consultants give them the right to purchase 150,000 common shares, at exercise prices as follows: 75,000 at $0.90, and 75,000 at $0.95. The options vested on various dates ranging from October 1, 2004 to November 24, 2004, and will be exercisable for a period of five years commencing from the grant date, subject to early forfeiture in the event the holder ceases to be engaged by the Company prior to the stated expiry date. In connection with these options, a liability in the amount of $54,965 was included in accrued liabilities at December 31, 2004, based on the fair value of the options at their grant date, and related expenses of $50,584 and $4,381 were included in selling, general and administrative expenses, and research and development expenses, respectively, for the year ended December 31, 2004. The fair value was determined using the following weighted average assumptions: expected dividend yield 0%; risk-free interest rate of 3.77%; expected volatility of 167%; and an average expected life of 4.14 years. 50,000 of these options were forfeited effective March 8, 2005 as a result of the termination of the related consulting agreement on November 30, 2004.

The 350,000 options granted to employees include the following provisions: all of the options vested immediately upon issuance; 250,000 have an exercise price of $0.90; 100,000 have an exercise price of $0.50; the expiry dates for unexercised options range from March 31, 2009 to December 31, 2009, with provision for early forfeiture in the event the holder ceases to be employed by the Company prior to the stated expiry date. In accordance with the Company's policy in respect of options granted to employees (note 2(e)), there has been no compensation expense recorded in connection with these options, as the market value of the underlying stock at the grant date did not exceed their exercise price.   The fair value of these options at date of grant was $161,585, determined using the following weighted average assumptions: expected dividend yield 0%; risk-free interest rate of 3.44%; expected volatility of 170%; and an average expected life of 4.29 years.

During the three months ended March 31, 2005, 1,310,000 of the 3,912,302 stock options granted to non-employees during 2003 were forfeited.

d)   Stock-based compensation

Included in selling, general and administrative expenses for the three months ended March 31, 2005 is $30,209 (2004 - $163,933) in stock-based compensation, relating to the amortization of prepaid consulting fees recorded in 2003 on the issuance of warrants as compensation for services to be rendered.

8. Interest and financing costs

The following table sets forth the charges to interest and financing costs during the three months ended March 31, 2005 and March 31, 2004:

	2005	2004
Interest and financing costs relating to 4% senior convertible debentures:		
Accrued interest	$ 4,336	$ 15,912
Accretion of the debentures payable (note 5)	317,946	141,868
Amortization of deferred financing costs (note 3)	40,440	152,157
	362,722	309,937
Accrued interest on 12% promissory notes	8,768	10,560
Interest portion of capital lease payments	786	--
Total interest and financing costs	$ 372,276	$ 320,497

9. Loss per share

For the purposes of the loss per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised stock options and warrants, the effect on the loss per share would be anti-dilutive.

The following securities could potentially dilute basic earnings per share in the future but have not been included in diluted earnings per share because their effect was antidilutive:

	March 31, 2005	March 31, 2004
Stock options	3,052,302	3,912,302
Series B stock purchase warrants	--	320,000
Series E stock purchase warrants	2,155,000	2,155,000
Series F stock purchase warrants	3,896,000	4,000,000
Series G stock purchase warrants	400,000	400,000
Series H stock purchase warrants	2,727,500	2,727,500
Series I stock purchase warrants	3,513,333	3,513,333
	15,744,135	17,028,135

10. Related party transactions

As discussed further in note 11(b), the Company subleases excess office space to a related party.

Included in selling, general and administrative expenses for the three months ended March 31, 2004, is $10,000 in administrative charges payable to a corporation controlled by two of the Company's officers and directors. Included in accounts payable and accrued liabilities at March 31, 2004, was $113,076 in respect of administrative expenses payable to this corporation, of which $103,076 was with respect to services rendered during the period from October 2001 to January 2004, which period was prior to the corporation becoming a related party to the Company. There were no transactions with this corporation during the three months ended March 31, 2005.

11. Guarantees and Commitments

a) Guarantee

The Company has entered into an agreement that contains features which meet the definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"). FIN 45 defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common stock of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, liability or an equity security of the other party.

The Company has the following guarantee that is subject to the disclosure requirements of FIN 45: In the normal course of business, the Company entered into a lease agreement for facilities. As the lessee, the Company agreed to indemnify the lessor for liabilities that may arise from the use of the leased facility. The maximum amount potentially payable under the foregoing indemnity cannot be reasonably estimated. The Company has liability insurance that relates to the indemnification described above.

Historically, the Company has not made any significant payments related to the above-noted indemnity and accordingly, no liability related to the contingent feature of this guarantee has been accrued in the financial statements.

b) Commitment

During April, 2004 the Company entered into a lease agreement for office space. Minimum annual rent payable under this contract is approximately as follows:

2005	$ 51,564
2006	22,917
Total	$ 74,481

Effective July 1, 2004, the Company also entered into an agreement to sublease excess office space to a related company. The companies are related by virtue of an officer and director of Validian Corporation being also an officer and director of the other company. Included in accounts receivable is $21,109 (December 31, 2004 - $14,181) in rent receivable pursuant to this sublease agreement. Rental expense for the period, which is included in selling, general and administrative expenses, has been reduced by sublease income of $7,867 (2004 - $nil). The anticipated remaining sublease income is approximately as follows: 2005 - $22,194; and 2006 - $9,864. The transaction has been recorded at the exchange amount.

Rent expense incurred under the operating lease for the three months ended March 31, 2005, net of sublease income was $27,270 (2004 - $nil).

VALIDIAN CORPORATION AND SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE
Notes to Consolidated Condensed Financial Statements
March 31, 2005
(Unaudited)

12. Supplementary cash flow information

The Company paid no income taxes during the three months ended March 31, 2005, nor during the three months ended March 31, 2004.   Interest paid in cash during the three months ended March 31, 2005 and March 31, 2004 were $786 and $nil, respectively.

Non-cash financing activities are excluded from the consolidated condensed statement of cash flows. The following is a summary of such activities for the three months ended March 31, 2005 and March 31, 2004:

	2005	2004
Conversion of 4% senior subordinated convertible debentures and accrued interest, net of deferred financing cost of $148,659	$ 351,033	$ --
Conversion of promissory notes and accrued interest	--	180,000
Debt issuance costs	--	868,964
Share issuance costs	--	327,591
Elimination of $54,965 in accrued liabilities through the granting of 150,000 stock options to consultants for services rendered during 2004	54,965	--
Total	$ 405,998	$1,376,555

13. Subsequent events

On April 22, 2005, the Company granted 300,000 stock options to an employee under the Company's 2004 Incentive Equity Plan. 150,000 of the options vested immediately upon issuance, and 150,000 will vest upon the achievement of certain predefined goals.

In April, 2005, the Company entered into an agreement with an unrelated company to provide consulting services for a three-month period commencing April 1, 2005, for which the Company is committed to pay a fee of $10,000 per month.

10,591,250 Shares

Common Stock

VALIDIAN CORPORATION

_____

Prospectus

_____

_____ __, 2005

PART II

Item 24.   Indemnification of Directors and Officers

Under the provisions of Section 78.7502 of the Nevada Revised Statutes (the "Nevada Act"), the Company is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer, if the director or officer is successful in the defense of such proceedings. Section 78.7502 also provides that the Company may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful, and in either event, provided the director is not liable for a breach of the duties set out in Section 78.138 of the Nevada Act. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys' fees incurred in connection with such proceedings). In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the Company (except for expenses allowed by a court).

The Company's By-Laws provide for indemnification of directors and officers of the Company to the full extent permitted by applicable law. Under the provisions of the Company's By-laws, the Company is required to indemnify officers or directors (while the current provisions of Section 78.7502 of the Nevada Act provide for "permissive" indemnification). Except with respect to stockholder derivative actions, the By-law provisions generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Company, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

The foregoing standards also apply with respect to the indemnification of expenses incurred in a stockholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.

In accordance with the Nevada Act, the Company's Restated Articles of Incorporation contain a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provisions eliminates each director's liability to the Company or its stockholders, for monetary damages except (i) for acts or omissions not in good faith or which involve intentional or reckless misconduct or a knowing violation of law, and (ii) under Section 78.300 of the Nevada Act providing for liability of directors for unlawful payment of dividends. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty including any such actions involving gross negligence.

Insofar as indemnification for the liabilities arising under Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

Item 25.   Other Expenses of Issuance and Distribution.

The estimated expenses payable by the Company in the connection with the distribution of the securities being registered are as follows:

SEC Registration and Filing Fees	$ 1,288
Legal Fees and Expenses	$25,000
Accounting Fees and Expenses	$ 9,000
Financial Printing	$ 500
Transfer Agent Fees	$ 500
Blue Sky Fees and Expenses	$ 0
Miscellaneous	$ 500

TOTAL	$36,788

None of the foregoing expenses are being paid by the selling stockholders.

Item 26.   Recent Sales of Unregistered Securities

On October 7, 2002, we issued unsecured 5% convertible promissory notes in an aggregate principal amount of $500,000 to an accredited investor, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

On February 20, 2003, we issued 10,000 shares of our common stock valued at $2,000 to creditors as payment for services rendered, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

During the period January 1, 2003 to March 31, 2003, we issued $125,000 original principal amount of our 12% demand promissory notes to an accredited investor, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

During the period April 1, 2003 to June 30, 2003, we issued 1,563,512 shares of our common stock to note holders in connection with the settlement of unsecured 5% convertible notes in the amount of $500,000, plus accrued interest of $15,959, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

During the period April 1, 2003 to June 30, 2003, we issued 2,853,350 shares of our common stock to note holders in connection with the settlement of 12% promissory notes in the amount of $864,151, plus accrued interest of $77,454, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

During the period April 1, 2003 to June 30, 2003, we issued Series E warrants to purchase 2,155,000 shares of our common stock to non-employees, exercisable at $0.33 per share, in exchange for services rendered, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder. The Series E warrants expire on December 31, 2007.

During the period April 1, 2003 to June 30, 2003, we issued Series F warrants to purchase 3,600,000 shares of our common stock to an unrelated company for investor relations services rendered and to be rendered, exercisable at $0.50 per share, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder. The Series F warrants expire on May 31, 2007.

During the period April 1, 2003 to June 30, 2003, we issued Series F warrants to purchase 400,000 shares of our common stock in exchange for the cancellation of Series B warrants to purchase 390,000 shares of our common stock, originally issued in 1999, in reliance upon the exemption provided by Section 4(2) under the Securities

Act and the rules promulgated thereunder. The Series F warrants are exercisable at $0.50 per share and expire on May 31, 2007.

During the period from April 1 to June 30, 2003, we issued $246,500 original principal amount of our 12% demand promissory notes to an accredited investor, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

On May 7, 2003, we granted options to purchase 3,912,302 shares of our common stock to non-employees, at an exercise price of $0.33 per share, in exchange for services rendered, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder. The stock options are fully vested and expire on May 7, 2008.

During the period July 1, 2003 to September 30, 2003, we issued $247,500 of 12% demand notes to an accredited investor, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

During the period July 1, 2003 to September 30, 2003, we issued 70,400 shares of our common stock valued at $53,720 to unrelated companies in consideration for consulting services rendered prior to September 30, 2003. We also issued 300,000 shares of our common stock valued at $135,000 to an unrelated company in consideration for consulting services rendered and to be rendered. The foregoing securities were issued in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

During the period July 1, 2003 to September 30, 2003, we issued Series F warrants to purchase 4,000,000 shares of our common stock to an unrelated company for investor relations services rendered and to be rendered, exercisable at $0.50 per share, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder. These Series F warrants expire on December 31, 2007.

During the period July 1, 2003 to September 30, 2003, we issued Series G warrants to purchase 400,000 shares of our common stock to an unrelated company in consideration for investor relations services rendered and to be rendered, exercisable at $0.75 per share, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder. The Series G warrants expire on September 3, 2005.

During the three months ended December 31, 2003, we issued $184,203 of 12% demand promissory notes to an accredited investor, in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

During the period October 1, 2003 to December 31, 2003, we issued 42,500 shares of our common stock valued at $40,151 to unrelated parties in consideration for consulting and financing services rendered in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

On December 30, 2003, we issued $600,000 in 4% senior subordinated debentures, which mature on December 31, 2005 and are convertible at a ratio of one share of common stock for each $0.50 of debt converted, to five accredited investors. We also issued Series H warrants to purchase 420,000 shares our common stock to the debenture holders. We also issued Series H warrants to purchase 480,000 shares of our common stock to unrelated parties in consideration for consulting services rendered in relation to the placement of the debentures. The Series H warrants are exercisable at $0.50 per share and expire on December 31, 2006. The foregoing securities were issued in reliance upon the exemption provided by Section 4(2) under the Securities Act and the rules promulgated thereunder.

During the three months ended March 31, 2004, we issued the following:

- 60,000 shares of our common stock, valued at $63,800, to unrelated parties in consideration for consulting and financing services rendered;
- 6,666,666 shares of our common stock and 3,333,333 Series I warrants to accredited investors pursuant to a private placement. The Series I warrants are exercisable at $0.90 per share and expire on March 8, 2009;
- 360,000 shares of our common stock to holders of our 12% convertible promissory notes in connection with the settlement of $169,964 in principal amount of our 12% promissory notes, plus accrued interest of $10,036;
- 980,000 of our Series H warrants to holders of our 4% senior subordinated debentures, and 847,500 of our Series H warrants to unrelated parties in consideration for consulting services rendered in relation to the placement of the debentures. The Series H warrants entitle the holders to purchase a total of 1,827,500 common shares of the Company at an exercise price of $0.50 per share, are exercisable at any time, and expire on December 31, 2006; and
- 180,000 of our Series I warrants, valued at $240,289, to an unrelated party in consideration for financing services rendered in connection with the private placement;
- $1,400,000 of our 4% senior subordinated debentures to accredited investors. The 4% senior subordinated debentures mature on December 31, 2005 and are convertible into shares of our common stock at a ratio of one share of common stock for each $0.50 of debt converted.

During the three months ended June 30, 2004, we issued the following:

- 10,000 shares of our common stock, valued at $9,000, to an unrelated party in consideration for consulting services rendered;
- 1,974,072 shares of our common stock to holders of our 4% senior subordinated convertible debentures in connection with the conversion of $970,000 in principal amount of our 4% senior subordinated convertible debentures, plus accrued interest of $17,036.

During the three months ended September 30, 2004, we issued the following:

- 184,000 shares of our common stock, valued at $110,400 to holders of our 4% senior subordinated convertible debentures, in satisfaction of penalties incurred on late filing and late registration of common stock underlying the conversion feature of the 4% senior subordinated convertible debentures;
- 508,867 shares of our common stock to holders of our 4% senior subordinated convertible debentures in connection with the conversion of $250,000 in principal amount of our 4% senior subordinated convertible debentures, plus accrued interest of $4,433;
- 104,000 shares of our common stock, on the exercise of 104,000 of our Series F warrants as consideration for the cancellation of $52,000 in accounts payable.

During the three months ended December 31, 2004 there were no sales of unregistered securities.

During the three months ended March 31, 2005, we issued the following:

- 999,384 shares of our common stock to holders of our 4% senior subordinated convertible debentures in connection with the conversion of $480,000 in principal amount of our 4% senior subordinated convertible debentures, plus accrued interest thereon of $19,692;
- 500,000 options to purchase an aggregate of 500,000 shares of our common stock, to employees and non-employees, in consideration of services rendered, and as an incentive to become engaged in full-time employment with the Corporation. All of these options vested immediately; other details are as follows:

# of options	Exercise price	Date of expiry
50,000	$0.50	March 31, 2009
50,000	0.95	March 31, 2009
25,000	0.50	April 30, 2009
25,000	0.90	April 30, 2009
25,000	0.95	April 30, 2009
25,000	0.50	May 31, 2009
50,000	0.90	May 31, 2009
250,000	0.90	December 31, 2009
500,000		

During the period from April 1 to June 30, 2005, we issued the following:

- 158,482 shares of our common stock to holders of our 4% senior subordinated convertible debentures, in connection with the conversion of $75,000 in principal amount of our 4% senior subordinated convertible debentures, plus accrued interest thereon of $4,241;
- 300,000 options to purchase an aggregate of 300,000 shares of our common stock to an employee, at an exercise price of $0.50 per share, in consideration of services rendered and as an incentive for the achievement of predefined goals. 150,000 of these options vested immediately; 150,000 will vest upon successful completion of the goals set out in the option agreement. All of the options expire on April 22, 2010.
- 1,300,000 options to purchase an aggregate of 1,300,000 shares of our common stock to employees, and 250,000 options to purchase and aggregate of 250,000 shares of our common stock to a non-employee, at an exercise price of $0.67 per share, in consideration of services rendered. All of these options vested immediately, and will expire on June 30, 2010.

The foregoing securities were issued in reliance upon the exemption provided by Sections 3(a)(9) or 4(2) under the Securities Act of 1933 and the rules promulgated thereunder.

Item 27.   Exhibits

Exhibit No.	Document Description
3.1	Restated Articles of Incorporation (1)
3.2	Amendment to Articles of Incorporation (7)
3.3	By-Laws (3)
3.3	Amendment to By-Laws (1)
4.1	Form of Class B Warrants (3)
4.2	Form of Class E Warrants (1)
4.3	Form of Class F Warrants (1)
4.4	Form of Class G Warrants (1)
4.5	Form of Class H Warrants (1)
4.6	Form of Class I Warrants (4)
4.7	Form of 12% Promissory Note (1)
4.8	Form of 4% Convertible Debenture (1)
5.1	Opinion of Woodburn and Wedge (previously filed)
10.1	Registration Rights Agreement, dated as of March 8, 2004 by and among the Company and each entity named on the signature page thereto (4)
10.2	Securities Purchase Agreement, dated as of March 8, 2004 by and among the Company and each entity named on the signature page thereto (4)
10.3	Amended and Restated Incentive Equity Plan (6)
10.4	Validian Corporation 2004 Incentive Equity Plan (6)
10.5	Securities Purchase Agreement in respect of the 4% Convertible Debenture, dated as of December 30, 2003 by and between Validian Corporation and each individual or entity named on a signature page thereto (1)
10.6	Registration Rights Agreement, dated as of December 30, 2003 by and between the Company and each entity named on the signature page thereto (1)
10.7	Commercial Lease dated April 15, 2004 between Validian Corporation and National Capital Commission (7)
10.8	Employment Agreement with Andre Maisonneuve, effective as of May 6, 2005* (8)
10.9	Employment Agreement with Bruce Benn, effective as of May 6, 2005* (8)
10.10	Employment Agreement with Ron Benn, effective as of May 6, 2005* (8)
21.1	List of Subsidiaries (7)
23.1	Consent of KPMG LLP
23.2	Consent of Woodburn and Wedge (included in Exhibit 5.1)
24.1	Power of Attorney (previously filed)

*Denotes management contract

(1) Previously filed as an Exhibit to our Annual Report on Form 10-KSB, SEC File No. 0-28423, filed with the Commission on March 30, 2004 and incorporated herein by reference.
(2) Previously filed as an Exhibit to Amendment No. 1 to our Registration Statement on Form 10-SB, SEC File No. 0-28423, filed with the Commission on October 10, 2000 and incorporated herein by reference.
(3) Previously filed as an Exhibit to our Registration Statement on Form 10-SB, SEC File No. 0-28423, filed with the Commission on December 9, 1999 and incorporated herein by reference.
(4) Previously filed as an Exhibit to our Current Report on Form 8-K, SEC File No. 0-28423, filed with the Commission on March 8, 2004 and incorporated herein by reference.
(5) Previously filed as an Exhibit to our Current Report on Form 8-K, SEC File No. 0-28423, filed with the Commission on June 17, 2003 and incorporated herein by reference.
(6) Previously filed as an Exhibit to our Amended Proxy Statement, filed with the Commission on January 12, 2005 and incorporated herein by reference.
(7) Previously filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Commission on April 14, 2005 and incorporated herein by reference.
(8) Previously filed as an Exhibit to our Current Report on Form 8-K dated May 6, 2005, filed with the Commission on May 12, 2005 and incorporated herein by reference.

Item 28.   Undertakings

The undersigned hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Ottawa, Ontario, Canada, on this 8th day of July, 2005.

VALIDIAN CORPORATION

By: /s/ Bruce I. Benn
        Bruce Benn, President and Chief Executive
        Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Bruce I. Benn Bruce I. Benn	President, Chief Executive Officer, Executive Vice President, Secretary and Director (Principal Executive Officer)	July 8, 2005
/s/ Ronald I. Benn Ronald I. Benn	Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	July 8, 2005
/s/ André Maisonneuve Dr. André Maisonneuve	Chairman of the Board of Directors and Vice President-Strategic Marketing	July 8, 2005

EXHIBIT INDEX

Exhibit No.	Document Description
3.1	Restated Articles of Incorporation (1)
3.2	Amendment to Articles of Incorporation (7)
3.3	By-Laws (3)
3.3	Amendment to By-Laws (1)
4.1	Form of Class B Warrants (3)
4.2	Form of Class E Warrants (1)
4.3	Form of Class F Warrants (1)
4.4	Form of Class G Warrants (1)
4.5	Form of Class H Warrants (1)
4.6	Form of Class I Warrants (4)
4.7	Form of 12% Promissory Note (1)
4.8	Form of 4% Convertible Debenture (1)
5.1	Opinion of Woodburn and Wedge (previously filed)
10.1	Registration Rights Agreement, dated as of March 8, 2004 by and among the Company and each entity named on the signature page thereto (4)
10.2	Securities Purchase Agreement, dated as of March 8, 2004 by and among the Company and each entity named on the signature page thereto (4)
10.3	Amended and Restated Incentive Equity Plan (6)
10.4	Validian Corporation 2004 Incentive Equity Plan (6)
10.5	Securities Purchase Agreement in respect of the 4% Convertible Debenture, dated as of December 30, 2003 by and between Validian Corporation and each individual or entity named on a signature page thereto (1)
10.6	Registration Rights Agreement, dated as of December 30, 2003 by and between the Company and each entity named on the signature page thereto (1)
10.7	Commercial Lease dated April 15, 2004 between Validian Corporation and National Capital Commission (7)
10.8	Employment Agreement with Andre Maisonneuve, effective as of May 6, 2005* (8)
10.9	Employment Agreement with Bruce Benn, effective as of May 6, 2005* (8)
10.10	Employment Agreement with Ron Benn, effective as of May 6, 2005* (8)
21.1	List of Subsidiaries (7)
23.1	Consent of KPMG LLP
23.2	Consent of Woodburn and Wedge (included in Exhibit 5.1)
24.1	Power of Attorney (previously filed)

*Denotes management contract

(1) Previously filed as an Exhibit to our Annual Report on Form 10-KSB, SEC File No. 0-28423, filed with the Commission on March 30, 2004 and incorporated herein by reference.
(2) Previously filed as an Exhibit to Amendment No. 1 to our Registration Statement on Form 10-SB, SEC File No. 0-28423, filed with the Commission on October 10, 2000 and incorporated herein by reference.
(3) Previously filed as an Exhibit to our Registration Statement on Form 10-SB, SEC File No. 0-28423, filed with the Commission on December 9, 1999 and incorporated herein by reference.
(4) Previously filed as an Exhibit to our Current Report on Form 8-K, SEC File No. 0-28423, filed with the Commission on March 8, 2004 and incorporated herein by reference.
(5) Previously filed as an Exhibit to our Current Report on Form 8-K, SEC File No. 0-28423, filed with the Commission on June 17, 2003 and incorporated herein by reference.
(6) Previously filed as an Exhibit to our Amended Proxy Statement, filed with the Commission on January 12, 2005 and incorporated herein by reference.
(7) Previously filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Commission on April 14, 2005 and incorporated herein by reference.
(8) Previously filed as an Exhibit to our Current Report on Form 8-K dated May 6, 2005, filed with the Commission on May 12, 2005 and incorporated herein by reference.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Validian Corporation:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated March 24, 2005 contains an explanatory paragraph that states that the Corporation has no revenues, negative working capital and has incurred a loss for the year as well as negative cash flow from operating activities in the same period. In addition, the Corporation has accumulated a deficit and its economic viability is dependant on its ability to finalize the development of its principal products, generate sales and finance operational expenses, all of which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG, LLP

Ottawa, Canada
July 8, 2005